EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is entered into as of November 1, 2021, by and among Bid4Assets, Inc. (the “Company”), each of the holders of the Company’s capital stock set forth on the signature pages hereto or executing a Shareholder Joinder in accordance with Section 5.11, USA B4A Sellers Rep LLC, a Maryland limited liability company (the “Representative”), in its capacity as representative, agent and attorney-in-fact for the Shareholders (defined below), Liquidity Services, Inc., a Delaware corporation (the “Buyer”), Liquidity Services RE Ventures, Inc., a Maryland corporation and a wholly owned Subsidiary of Buyer (“Merger Sub”), and, solely with respect to the obligations set forth in Section 5.8 and Section 5.9, P. Richard Zitelman, Norman Understein, Gary DeLapp and Jesse Loomis.
INTRODUCTION
A.    The Company’s shareholders (“Shareholders” and each, a “Shareholder”) own all of the issued and outstanding shares of common and preferred capital stock of the Company (collectively, the “Shares”); and
B.    The parties intend for Buyer to effect its acquisition of the Company through the merger of Merger Sub with and into the Company, with the Company surviving the merger as the surviving corporation, in accordance with Title 3 of the Maryland General Corporation Law (the “MGCL”); and
C.    The Company’s board of directors has unanimously (a) determined that this Agreement, the Merger, and the other transactions contemplated by this Agreement are fair and in the best interests of the Shareholders, (b) approved this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote of the Shareholders, and (d) resolved to recommend the adoption of this Agreement by the Shareholders; and
D.    At least two-thirds of the Shareholders entitled to vote on this matter have voted in the affirmative, and in accordance with applicable Maryland law, have approved this Agreement; and
E.    A portion of the cash otherwise payable by Buyer to the Shareholders in connection with the Merger shall be placed in escrow by Buyer, the release of which shall be contingent upon certain events and conditions, all as set forth in this Agreement and the Escrow Agreement (as defined herein); and
F.    An index of defined terms as used in this Agreement is set forth in Article 10.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1
MERGER; CLOSING
1.1Merger. Subject to the terms and conditions hereof, at the Closing, Merger Sub shall be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and following the Merger shall be a wholly owned subsidiary of Buyer and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers, and franchises, shall continue unaffected by the Merger, except as set forth in this Agreement. The Merger shall have the effects specified in this Agreement at the Closing as a result of the Merger, and without any action on the part of the holder of any capital stock of the Company.
1.2Merger Consideration; Payments at Closing.
(a)As used herein, the following terms shall have the following meanings:
“Article 3 Indemnity Cap” means 25% of the sum of (i) the Closing Merger Consideration plus (ii) the amount of the Earnout actually received by the Shareholders.
“Audit” means the reports prepared by the Company’s Independent Auditor, with respect to (1) Bid4Assets, Inc. and Subsidiary Consolidated Financial Statements Year Ended December 31, 2020; (2) Bid4Assets, Inc. and Subsidiary Governance Letter for the Year Ended December 31, 2020; (3) Bid4Assets, Inc. and Subsidiary Internal Controls Letter for the Year Ended December 31, 2020; and (4) the Bid4Assets, Inc. and Subsidiary Reviewed Consolidated Financial Statements for the period ended June 30, 2021.
“Closing Cash” means, as of immediately prior to the Closing, all the cash, marketable securities, cash equivalents and deposits of the Company, wherever located (other than restricted cash and Closing Cash previously delivered into the Contingency Escrow before Closing).
“Closing Indebtedness” means any liability for indebtedness for borrowed money as of immediately prior to the Closing, including unpaid principal, interest thereon, accrued fees, prepayment fees, penalty fees and other charges relating to such indebtedness created, issued or incurred by the Company. For the avoidance of doubt, Closing Indebtedness shall include the following: (i) all obligations of the Company evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable, including any notes payable to Shareholders; (ii) all obligations of the Company issued or assumed for deferred purchase price payments associated with acquisitions, divestitures or other similar transactions; (iii) all obligations of the Company under leases required to be capitalized in accordance with GAAP as consistently applied by the Company; (iv) all accrued but unpaid obligations of the Company under severance plans or similar arrangements or any bonus, severance or similar payment that becomes payable as a result of the consummation of the transactions contemplated by this Agreement, including the Company’s obligations under the Incentive Plan (other than with respect to the amounts contemplated under Section 5.13); (v) all obligations of the Company secured by Liens that are not Permitted Liens; (vi) any unfunded or underfunded pension or other post-retirement liabilities. Closing Indebtedness shall be determined without taking into account the transactions to be completed on the date hereof in accordance herewith.
“Closing Merger Consideration” means $15,000,000 (i) minus an amount equal to the Closing Indebtedness, (ii) plus the amount, if any, by which the Closing

Working Capital exceeds the Target Working Capital, or minus the amount, if any, by which the Closing Working Capital is less than the Target Working Capital (for clarity, in each case, without duplication in respect of any amounts included in the calculation of Closing Indebtedness).
“Closing Per Share Merger Consideration” means (a) the Closing Merger Consideration, less the Preferred Consideration paid to the holders of preferred Shares in accordance with the Company’s Articles of Incorporation, as amended, and (b) multiplied by the applicable Shareholder’s Pro Rata Share.
“Closing Working Capital” means those current assets (specifically including without limitation Closing Cash, the amount of the security deposit paid by the Company to its Landlord, and all outstanding accounts receivable due and owing as of the date of Closing) identified on Schedule 1.2 of the Disclosure Schedule minus the current liabilities identified on Schedule 1.2 of the Disclosure Schedule as of immediately prior to the Closing. For the avoidance of doubt, Schedule 1.2 of the Disclosure Schedule sets forth the methodology by which “Closing Working Capital” shall be determined in all instances for purposes of this Agreement. For purposes of clarity, the determination of Closing Working Capital calculated for use in the determination of Estimated Closing Merger Consideration shall be consistent with the methodology used in the calculation set forth in Schedule 1.2 of the Disclosure Schedule and the determination of Closing Working Capital calculated for use in the determination of the Closing Merger Consideration pursuant to Section 1.6 hereof shall be consistent with the methodology used in both the calculation of Closing Working Capital used in the calculation of the Estimated Closing Merger Consideration and also the calculation set forth in Schedule 1.2 of the Disclosure Schedule. To the extent that an item is part of the calculation of Closing Indebtedness, it shall not be a part of the calculation of Closing Working Capital. To the extent that the Audit identifies any liabilities that should have been included in the Company’s current liabilities but are not included in the calculation set forth on Schedule 1.2, then those identified items will be included as current liabilities in the calculation of Closing Working Capital under Section 1.6.
“Company Expenses” means all fees and expenses incurred by the Company (other than those incurred on behalf of Buyer) in connection with the transactions contemplated by this Agreement, including the fees and expenses of counsel (including, without limitation, legal counsel for the Company), investment bankers, brokers, accountants, Independent Auditor, tax advisors, and other experts, and any impositions incident to the negotiation and preparation of this Agreement and the consummation of the transactions described in this Agreement. Company Expenses shall include a reasonable reserve to pay the Independent Auditor for a review of the Company’s financial statements for the period from July 1, 2021, to the Closing.
“Contingency Escrow” means the Closing Cash equal to the sum of $1,782,761 that the Board of Directors caused to be transferred to an escrow account at EagleBank prior to Closing for the benefit of the Shareholders. The use of the Contingency Escrow is governed by a Seller Representative Agreement by and among those Shareholders executing the Joinder Agreement and the Representative. For purposes of this Agreement, such funds will be treated as if they had been distributed to the Shareholders in accordance with the

Targeting Working Capital adjustments set forth in this Agreement. Neither Buyer nor the Company is a party to the Seller Representative Agreement.
“Earnout Period” means the period beginning on, and inclusive of, October 1, 2021 and ending on, and inclusive of, December 31, 2022.
“Escrow Account” means the account established by the Escrow Agent to hold the Escrow Amount, the Shareholder Escrow Amount, and any earnings thereon pursuant to the Escrow Agreement.
“Escrow Agent” means U.S. Bank.
“Escrow Agreement” means the Escrow Agreement, substantially in the form of Exhibit A attached hereto, to be entered into among the Buyer, the Representative and the Escrow Agent at the Closing.
“Escrow Funds” means the Escrow Account and the Shareholder Escrow Amount.
“Escrow Release Date” means the first anniversary of the Closing, provided the foregoing shall be subject to the terms and conditions of the Escrow Agreement.
“Estimated Closing Merger Consideration” means the Closing Merger Consideration, determined using the estimate of the Closing Working Capital and the Closing Indebtedness set forth in the Estimated Closing Merger Consideration Certificate. Annex IV sets forth a pro forma example of the expected Estimated Closing Merger Consideration, including estimated Closing Indebtedness, Company Expenses and the amount payable to each Shareholder.
“Funds Flow Memo” means that certain flow of funds memo delivered by the Representative to Buyer indicating the amount and the wire transfer information or other information for payments to be made by Buyer to the Shareholders, which Funds Flow Memo will specify a payment to be made by Buyer pursuant to the transaction(s) contemplated herein.
“GAAP” U.S. Generally Accepted Accounting Principles.
“Incentive Plan” means the Company’s Incentive Plan adopted effective as of January 1, 2018, as amended on April 8, 2021, as clarified on September 20, 2021.
“Independent Auditor” means Aronson LLC.
“Merger Agreement EBITDA” means the Buyer’s supplemental non-GAAP financial measure for use in determining EBITDA to calculate the Earnout, as is further described on Annex III. Annex III – Part A provides an explanation of how Buyer determines Non-GAAP Adjusted EBITDA. Annex III – Part B provides an explanation of how Non-GAAP Adjusted EBITDA is adjusted to calculate Merger Agreement EBITDA. Merger Agreement EBITDA is calculated as of the last day of a TTM Period.

“Pro Rata Share” means, with respect to each holder of the Company’s common stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, or Series F Preferred Stock, the percentage set forth on Annex I next to such Shareholder’s name, reflecting such Shareholder’s fully diluted ownership of Shares.
“SEC” means the United States Securities and Exchange Commission.
“Target Working Capital” means the target working capital amount of $300,000.
“TTM” means trailing twelve months tied to a date that is the end of a calendar quarter.
(b)Except where the context clearly requires to the contrary: (i) each reference in this Agreement to a designated “Section,” “Article,” “Schedule,” “Exhibit” or “Annex” is to the corresponding Section, Article, Schedule, Exhibit or Annex of or to this Agreement; (ii) instances of gender- or entity-specific usage (e.g., “his,” “her,” “their,” “its,” “person” or “individual”) shall not be interpreted to preclude the application of any provision of this Agreement to any individual or entity; (iii) the word “or” shall not be applied in its exclusive sense; (iv) “including” shall mean “including, without limitation”; (v) references to laws, regulations and other governmental rules, as well as to contracts, agreements and other instruments, shall mean such applicable rules and instruments as in effect as of the date of this Agreement; (vi) references to “$” or “dollars” shall mean the lawful currency of the United States; (vii) references to “Federal” or “federal” shall be to laws, agencies or other attributes of the United States (and not to any state or locality thereof); (viii) the meaning of the terms “domestic” and “foreign” shall be determined by reference to the United States; (ix) references to “days” shall mean calendar days; references to “business days” shall mean any day other than Saturday, Sunday or any day on which commercial banks in Bethesda, MD are authorized to close; (x) references to months or years shall be to the actual calendar months or years at issue (taking into account the actual number of days in any such month or year); (xi) days, business days and times of day shall be determined by reference to local time in Bethesda, MD; and (xii) the English language version of this Agreement shall govern all questions of interpretation relating to this Agreement, notwithstanding that this Agreement may have been translated into, and executed in, other languages.
(c)At least three business days before the Closing, the Company, on behalf of all the Shareholders, shall furnish to the Buyer (i) a certificate (the “Estimated Closing Merger Consideration Certificate”) setting forth a good faith estimate of the Closing Working Capital and the Closing Indebtedness and a calculation of the Closing Merger Consideration based thereon, and (ii) a payoff letter from each holder of such outstanding Closing Indebtedness (A) indicating the amount required to discharge such Closing Indebtedness at Closing and (B) if such Closing Indebtedness is secured by any liens (statutory or otherwise), security interests, mortgages, restrictions, pledges, hypothecations, preferences, priorities, security agreements or other encumbrances of any kind or nature (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device) (collectively, “Liens”), agreeing to release such Liens, other than Permitted Liens, upon receipt of the payoff amount.
(d)At the Closing, the Buyer shall make the following payments and deliveries in an amount, in the aggregate, equal to the Estimated Closing Merger Consideration, by wire transfer of immediately available funds:
(i)first, to the respective holders of the Closing Indebtedness, if any, the amounts specified in the payoff letters delivered by the Company to the Buyer pursuant to Section 1.2(c) above and as designated by the Company on the Funds Flow Memo;
(ii)second, to such payees of the Company Expenses, to the extent that such payment is not duplicative and there has not been a corresponding equivalent reduction in the calculation of the Closing Working Capital, as directed in writing by the Company prior to the Closing and as designated by the Company on the Funds Flow Memo;
(iii)third, to the Escrow Agent pursuant to the Escrow Agreement, an amount equal to $1,500,000.00 (the “Escrow Amount”) to be held in the Escrow Account until the Escrow Release Date in accordance with the terms of the Escrow Agreement (or disbursed earlier per its terms) to secure the Shareholders’ obligation to provide indemnification pursuant to Article 7 and each Shareholder’s obligations under Section 1.6(e);
(iv)fourth, to the Company’s directors, officers, and employees in accordance with the Incentive Plan;
(v)fifth, to the Escrow Agent pursuant to the Escrow Agreement, an amount equal to the aggregate amount of the Closing Merger Consideration payable with respect to Dissenting Shares or Shareholders who have not delivered a Shareholder Joinder before the Closing Date (the “Shareholder Escrow Amount”) to be held in the Escrow Account until each Shareholder has delivered a Shareholder Joinder or such amounts are disbursed in accordance with Section 1.8(g)(vi).
(vi)sixth, the remainder to the Shareholders, subject to Section 5.11, in the amounts set forth on the Funds Flow Memo.
1.3The Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated hereby (the “Closing”) shall take place electronically, on November 1, 2021, assuming the last of the conditions to Closing set forth in Article 6 have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date) or at such other time or on such other date as the Company and the Buyer may agree upon in writing (the day on which the Closing takes place being (the “Closing Date”) by delivery via electronic transmission (with originals sent via overnight courier service if requested) of the documents to be delivered at or prior to the Closing and payments to be made in accordance with this Agreement, or in such other manner as the parties hereto may mutually agree in writing.

1.4Deliveries at Closing by the Company. At or before the Closing, and upon satisfaction or waiver of the conditions set forth in Section 6.2, the Shareholders and Company will deliver or cause to be delivered the instruments, consents, certificates and other documents required of them by Section 6.1.
1.5Deliveries at Closing by the Buyer. At or before the Closing, and upon satisfaction or waiver of the conditions set forth in Section 6.1, the Buyer will deliver or cause to be delivered the instruments, consents, certificates and other documents required of it by Section 6.2.
1.6Determination of Closing Merger Consideration.
(a)Within sixty (60) calendar days after the Closing Date, the Buyer will deliver to the Representative and the Escrow Agent a certificate (the “Closing Merger Consideration Certificate”) executed by the authorized signatory of the Buyer setting forth a calculation of the Closing Merger Consideration and an itemized statement of the Closing Working Capital (using the methodology in Schedule 1.2 of the Disclosure Schedule) and the Closing Indebtedness.
(b)If the Representative delivers written notice (the “Disputed Items Notice”) to the Buyer and the Escrow Agent within thirty (30) calendar days after receipt by the Representative of the Closing Merger Consideration Certificate, stating that the Representative objects to any items in the Closing Merger Consideration Certificate, specifying in reasonable detail the basis for such objection and setting forth the Representative’s proposed modification to the Closing Merger Consideration, the Representative and the Buyer shall use their good faith efforts to resolve and finally determine and agree upon the Closing Merger Consideration as promptly as practicable. The Disputed Items Notice shall specify those items or amounts as to which the Representative disagrees, and the Representative, on behalf of all Shareholders, shall be deemed to have agreed with (and the Independent Accountant, if any, shall be deemed to be bound by) all other items and amounts contained in the Closing Merger Consideration Certificate delivered pursuant to Section 1.6(a) other than those items or amounts specified by the Representative in the Disputed Items Notice.
(c)If the Representative and the Buyer are unable to agree upon the Closing Merger Consideration within thirty (30) calendar days of delivery of the Disputed Items Notice, the Representative and the Buyer shall select CohnReznick, LLP or such other firm of independent accountants of regional standing to which the parties mutually agree, which shall in all cases be independent from the parties hereto (the “Independent Accountant”), to resolve the items set forth in the Disputed Items Notice (the “Disputed Items”). If the Buyer and the Representative are unable to agree or those firms are unable to serve upon the selection of the Independent Accountant, then the Independent Auditor shall select an alternative independent accountant, which selection shall be binding on Buyer and the Representative. The Buyer and the Representative shall promptly provide the Escrow Agent with a joint written notice of the selection of the Independent Accountant. The Independent Accountant will (i) resolve the Disputed Items and (ii) make a determination of the Closing Merger Consideration using the calculations set forth in the Closing Merger Consideration Certificate, as modified only by the Independent Accountant’s resolution of the Disputed Items or the agreement of the Buyer and the Representative. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Merger Consideration Certificate, the calculation of the Closing Working Capital and the Closing Indebtedness as to which the Buyer has disagreed in the Disputed Items Notice and the agreement of the Buyer and the Representative on any of the foregoing. The Independent Accountant’s determination with respect to each unresolved Disputed Item shall not be in excess of, nor less than, the greatest or lowest value, respectively, claimed for that particular item in the Closing Merger Consideration Certificate or in the Disputed Items Notice. The determination of the Independent Accountant will be made within forty-five (45) calendar days of being selected. Such determination shall be final and binding upon the Buyer, the Shareholders and the Representative and shall be deemed a final arbitration award that is binding on the Buyer, the Shareholders and the Representative, and none of the Buyer, the Shareholders or the Representative may seek further recourse to courts or other tribunals with respect thereto, other than to enforce such determination. The fees and expenses of the Independent Accountant shall be allocated to the Buyer, on the one hand, and the Shareholders (thorough the Representative), on the other, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Accountant. (For purposes of clarity, if the Independent Accountant awards the Representative/Shareholders 75% of the items noted on the Disputed Items Notice, then Buyer shall be responsible for 75% of the cost of the Independent Accountant and the Shareholders shall be responsible for 25% of such cost.)
(d)If the Representative does not deliver the Disputed Items Notice to the Buyer and the Escrow Agent within thirty (30) calendar days of receipt by the Representative of the Closing Merger Consideration Certificate, the Closing Merger Consideration specified in the Closing Merger Consideration Certificate will be final and binding upon the parties.
(e)At such time as the Closing Merger Consideration is finally determined, either (i) the Buyer shall pay to the Representative, on behalf of the Shareholders, an aggregate amount equal to the excess, if any, of the Closing Merger Consideration over the Estimated Closing Merger Consideration or (ii) the Representative and the Buyer shall instruct the Escrow Agent to pay the Buyer from the Escrow Account an aggregate amount equal to the excess, if any, of the Estimated Closing Merger Consideration over the Closing Merger Consideration. Any payment pursuant to this Section 1.6(e) shall be made within five (5) business days after the Closing Merger Consideration has been finally determined hereunder by wire transfer by the Buyer or the Escrow Agent, as the case may be, of immediately available funds to the account of such other party as may be designated in writing by such other party.
(f)The Representative, the Shareholders, and their respective accountants, lawyers and other representatives will be given reasonable access during business hours and upon reasonable notice to (and shall be allowed to make copies of) the relevant books and records of the Company and to any personnel of the Company reasonably requested by such persons, in each case in connection with the final determination of the Closing Merger Consideration or any dispute relating thereto.

1.7Earn-Out Payment.
(a)Measurement of Merger Agreement EBITDA for Purposes of the Earnout. As additional consideration, the Buyer shall pay the Shareholders up to a maximum of $37,500,000 (the “Earnout”) based on the Merger Agreement EBITDA, measured as of a TTM Period (as defined below). The measurement dates for Merger Agreement EBITDA during the Earnout Period will be measured as of the end of each calendar quarter with respect to the TTM Period ending on such date, and the Shareholders’ right to the payment of any Earnout achieved vests at the time of measurement at the end of the TTM Period. During the Earnout Period, Merger Agreement EBITDA will be measured as of the following dates for the following periods: (1) December 31, 2021 measuring the TTM period from 1/1/2021 to 12/31/2021, (2) March 31, 2022 measuring the TTM period from 4/1/2021 to 3/31/2022, (3) June 30, 2022 measuring the TTM period from 7/1/2021 to 6/30/2022, (4) September 30, 2022 measuring the TTM period from 10/1/2021 to 9/30/2022; and (5) December 31, 2022 measuring the TTM period from 1/1/2022 to 12/31/2022 (each a “TTM Period”). If the Merger Agreement EBITDA exceeds $4,250,000 as of a TTM Period, then Buyer shall pay the Shareholders a pro rata portion of the next corresponding incremental cash payment equal to the amount of the next incremental cash payment multiplied by a percentage equal to the amount that the actual Merger Agreement EBITDA exceeds the prior threshold divided by $1,000,000 (as set forth on Annex II). Such incremental payments will only be paid as part of the final TTM Period ended December 31, 2022.
(b)Calculation Examples: For the purposes of further explanation only:
(i)if the Merger Agreement EBITDA for the TTM Period ended 12/31/2021 is $2.6 million, and then is less than $2.5 million in the TTM Period ended 3/31/2022, and then is $2.7 million for TTM Period ended 6/30/2022, then the Buyer will pay to the Shareholders an incremental cash payment of $3.5 million for the TTM Period ended 12/31/2021, but no incremental cash payment with respect to the TTM Periods ended 3/31/2022 and 6/30/2022;
(ii)if the Merger Agreement EBITDA for the TTM Period ended 12/31/2021 is $2.6 million, then the Buyer will pay an incremental cash payment of $3.5 million for such TTM Period; and if the Merger Agreement EBITDA for the TTM Period TTM Period ended March 31, 2022 is $3.6 million, then the Buyer will pay the Shareholders an incremental cash payment of $10.0 million for such TTM Period; if the Merger Agreement EBITDA as of the end of the TTM Periods ended June 30, 2022 and September 30, 2022 are each $2.9 million, then there will be no incremental cash payment for such TTM Period; if the Merger Agreement EBITDA during the final TTM Period ended December 31, 2022 is $4.5 million, then the Buyer will pay the Shareholders an incremental cash payment of $7,625,000 million for such TTM Period;
(iii)if the Merger Agreement EBITDA as of the TTM Period ended December 31, 2022 is $6,250,000, the Shareholders will have earned cumulative cash payments equal to $24,500,000 for achieving a Merger Agreement EBITDA in the TTM Period of at least $5,250,000, plus $4,275,000 for achieving 95% of the $1,000,000 increase needed to achieve the next Merger Agreement EBITDA threshold of $6,250,000.

(To the extent that there are any conflicts between the foregoing examples and Annex II, then Annex II shall prevail.)
(c)Delivery of Earnout Statement. For each concluded TTM Period, the Buyer shall deliver to the Representative its determination of the Merger Agreement EBITDA for such TTM Period, the corresponding Earnout, and the amount payable to each Shareholder (the “Earnout Statement”) by the Earnout Statement Due Dates set forth in Annex V. The Earnout Statement will include (1) a presentation of the Company’s results for the TTM Period in accordance with GAAP as consistently applied by the Company, (2) a reconciliation of Non-GAAP EBITDA to Non-GAAP Adjusted EBITDA, and (3) a reconciliation of the Company’s Non-GAAP Adjusted EBITDA (before adjustments set forth in this Agreement) to the Merger Agreement EBITDA. The Earnout Statement shall be certified by an authorized officer of Buyer to be true, correct and complete at the time it is delivered to the Representative.
(d)Access During Review Period. During the five (5) business days after the date that Buyer delivers each Earnout Statement, the Buyer shall make the Company’s President and General Manager, the Buyer’s Chief Commercial Officer or a senior member of Buyer’s finance team familiar with the reconciliations required to adjust Non-GAAP EBITDA to Non-GAAP Adjusted EBITDA and then to Merger Agreement EBITDA. Within the five (5) business day period, such individuals shall be made available at a mutually acceptable time during business hours via Microsoft Teams or comparable digital communications platform to explain the Earnout Statement to the Representative (including Buyer’s reconciliation of Non-GAAP Adjusted EBITDA to Merger Agreement EBITDA) and provide the Representative with updates about the Company’s business (“Earnout Conference”).
(e)Confidentiality. The Representative acknowledges that it and its employees and agents will receive non-public information. To this end, any employee or agent of Representative with access to this non-public information will be required to execute a non-disclosure agreement in the form attached as Exhibit C to protect the confidentiality of any non-public information that the Representative obtains with respect to the Earnout Statements, such meetings accompanying the Earnout Statements or otherwise in the course of the Representative’s interactions with the Company’s President and General Manager. Similarly, any person with whom Representative shares such information should be approved by Buyer in advance of sharing (such consent not to be unreasonably withheld, delayed or conditioned) and shall also be required to execute a non-disclosure agreement.
(f)Review Period. The Representative shall be afforded a five (5) business day period after the date of each Earnout Conference to review the Earnout Statement, and to request any additional information or documentation reasonably necessary to verify the information in the Earnout Statement, which information and/or documentation shall be supplied to the Representative within five (5) business days after the date on which the Representative requests additional information or documentation. Thereafter, the Representative will be entitled to review the additional information or documentation provided for an additional five (5) business days after the date the supplemental information or documentation is provided. Together, the time periods described in this Section 1.7(f) are the “Review Period.”

(g)Dispute Process.
(i)Disputed Earnout Notice. On or before 5:00 p.m. of the last day of each Review Period, the Representative may deliver written notice (the “Disputed Earnout Notice”) to the Buyer stating that the Representative objects to any items in the applicable Earnout Statement, specifying in reasonable detail the basis for such objection and setting forth the Representative’s proposed modification to the applicable Earnout Statement, if possible given the information provided to the Representative. The Representative and the Buyer shall use their good faith efforts to resolve and finally determine and agree upon the applicable quarterly Earnout as promptly as practicable. The Disputed Earnout Notice shall specify those items or amounts as to which the Representative disagrees, on behalf of all Shareholders. Undisputed items or payments will be paid in accordance with Section 1.7(h). Disputed payments will be stayed pending resolution of the dispute in accordance with Section 1.7(g)(ii) below.
(ii)If the Representative and the Buyer are unable to agree upon the applicable Earnout Statement within twenty (20) calendar days of delivery of the Disputed Earnout Notice, the Representative and the Buyer shall request that the Independent Accountant resolve the items set forth in the Disputed Earnout Notice (the “Disputed Earnout”). The Independent Accountant shall be given reasonable access during business hours and upon reasonable notice to (and shall be allowed to make copies of) the relevant books and records of the Company and to any personnel of the Company reasonably requested by such persons, in order to make a determination on the Disputed Earnout. The Independent Accountant will resolve the Disputed Earnout within forty-five (45) calendar days of being selected. Such determination shall be final and binding upon the Buyer, the Shareholders, and the Representative and shall be deemed a final arbitration award that is binding on the Buyer, the Shareholders, and the Representative, and none of the Buyer, the Shareholders or the Representative may seek further recourse to courts or other tribunals with respect thereto, other than to enforce such determination. The fees and expenses of the Independent Accountant shall be allocated to the Buyer, on the one hand, and the Shareholders, on the other, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Accountant. For purposes of clarity, if the Independent Accountant awards the Shareholders 75% of the items noted on the Disputed Earnout Notice, Buyer shall be responsible for 75% of the cost of the Independent Accountant and the Shareholders shall be responsible for 25% of such cost (which the Representative may pay from the Contingency Escrow funds). The Independent Accountant shall award the Shareholders retroactive Earnout Interest (defined below) beginning sixty (60) days after the last day of the Review Period until the date of payment, on the amount awarded by the Independent Accountant that exceeds that stated in the applicable Earnout Statement, if any.
(iii)If the Representative does not deliver the Disputed Earnout Notice to the Buyer prior to expiration of the Review Period, the Earnout Statement will be final and binding upon the parties.

(h)Payment. If Representative does not deliver the Disputed Earnout Notice or an amount or item is not specifically objected to by the Representative in a Disputed Earnout Notice, then such items will be deemed to be final, and Buyer will make payment within two (2) business days after the date on which the Review Period ends. Further, if Representative delivers a Disputed Earnout Notice during the Review Period, then payments that are the subject of a dispute shall be stayed until final resolution, and then Buyer shall pay such amounts within two (2) business days after Buyer and Representative mutually agree in writing as to a resolution or such dispute is otherwise resolved in accordance with Section 1.7(g). Notwithstanding the foregoing, the Buyer will pay any cash payments attributable to Merger Agreement EBITDA exceeding $4,250,000 only in the final Earnout payment relating to the TTM Period ending December 31, 2022. If Buyer does not make the applicable Earnout payment within five days after the date the amount of the applicable Earnout becomes final and binding in accordance with Section 1.7(g), then Buyer shall pay interest on the unpaid amount until it is paid at an annual rate equal to the Wall Street Journal prime rate plus two percent (“Earnout Interest”).
(i)The Representative acknowledges and agrees that the Merger Agreement EBITDA cannot be calculated until the Independent Auditors have finished a review of the financial statements for the period from July 1, 2021 to October 31, 2021 to the reasonable satisfaction of the Buyer and its independent auditor.
(j)For purposes of administration of the Shareholder Escrow Amount, Representative and Buyer shall confer with each other on the delivery of Shareholder Joinders during the first full week of each calendar month and execute joint instructions to the Escrow Agent relating to the Shareholder Escrow Amounts that should now be properly released.
(k)Buyer acknowledges and agrees that (i) the Earnout shall not be subordinated in favor of any lender, and (ii) Buyer shall not take any actions to circumvent the Earnout, directly or indirectly.
(l)The parties hereto understand and agree that (i) the contingent rights to receive any Earnout shall not be represented by any form of certificate or other instrument, are not transferable, except by operation of laws relating to descent and distribution, divorce and community property, and do not constitute an equity or ownership interest in Buyer or the Company, (ii) the Shareholders shall not have any rights as a security holder of Buyer or the Company as a result of the Shareholders’ contingent rights to receive any Earnout hereunder, and (iii) no interest is payable with respect to any Earnout, except as provided in Section 1.7(h). Notwithstanding the foregoing or anything herein to the contrary, once the Company achieves a Merger Agreement EBITDA threshold as set forth on Annex II, measured as of the end of each TTM Period and established by the quarterly Earnout Statement, then the Shareholders’ right to receive payment of the amount of the Earnout specified on the Earnout Statement shall vest and the Shareholders shall have the right to receive such payment from Buyer, subject to Section 7.2(h).
1.8The Merger.
(a)Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Buyer and Merger Sub (at Buyer’s expense) shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Maryland Secretary of State in accordance with the relevant provisions of the MGCL and shall make all other filings or recordings required under the MGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Maryland Secretary of State or at such later date or time as may be agreed by the Company and Buyer in writing and specified in the Certificate of Merger in accordance with the MGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
(b)Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.
(c)Certificate of Incorporation; By-laws. At the Effective Time, (a) the certificate of incorporation of Merger Sub as in effect immediately before the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Legal Requirement, and (b) the by-laws of Merger Sub as in effect immediately before the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by applicable Legal Requirement; provided, however, in each case, that the name of the corporation set forth therein shall be changed to the name of the Company.
(d)Directors and Officers. The directors and officers of Merger Sub, in each case, immediately before the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.
(e)Effect of the Merger on Stock. At the Effective Time, as a result of the Merger and without any action on the part of Buyer, Merger Sub, the Company or any Shareholder:
(i)each Share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock issued and outstanding immediately before the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the amounts described in the Company’s Articles of Incorporation, as amended (collectively, the “Preferred Consideration”);
(ii)each Share of common stock of the Company issued and outstanding immediately before the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the Closing Per Share Merger Consideration, in cash, without interest, together with any amounts that may become payable in respect of such Share in the future from the Escrow Funds or the Earnout as provided in this Agreement, and in accordance with the Company’s Articles of Incorporation, as amended, and the Escrow Agreement or in respect of any adjustment in accordance with Section 1.6, at the respective times and subject to the contingencies specified herein and therein.
(iii)each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.
(f)Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 1.8, Shares issued and outstanding immediately before the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such Shares in accordance with Section §3-202 of the MGCL (such Shares being referred to collectively as the “Dissenting Shares”, and such Shareholder referred to as a “Dissenting Shareholder”, until such time as such Dissenting Shareholder fails to perfect or otherwise loses such holder’s appraisal rights under the MGCL with respect to such Shares) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall be entitled to only such rights as are granted by Title 3 of the MGCL; provided, however, that if, after the Effective Time, the Dissenting Shareholder fails to perfect, withdraws or loses the Dissenting Shareholder’s right to appraisal pursuant to Title 3 of the MGCL or if a court of competent jurisdiction determines that the Dissenting Shareholder is not entitled to the relief provided by Title 3 of the MGCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which the Dissenting Shareholder is entitled pursuant to Section 1.8(e), without interest thereon. The Company shall provide the Buyer and the Representative with written notice of any demands received by the Company for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company before the Effective Time pursuant to the MGCL that relates to such demand, and Buyer shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands, in consultation with the Representative. Except with the prior written consent of Buyer and the Representative, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.
(g)Surrender and Payment.
(i)At the Effective Time, all Shares outstanding immediately before the Effective Time shall automatically be cancelled and retired and shall cease to exist, but the rights of the Shareholders to receive the Closing Merger Consideration and Earnout shall continue, and, subject to Section 1.8(f), each holder of a certificate formerly representing any Shares (each, a “Certificate”) shall cease to have any rights as a stockholder of the Company.
(ii)Buyer shall serve as the exchange agent in the Merger.

(iii)The Representative will send to each holder of Shares a letter of transmittal and instructions for use in effecting the surrender of Certificates in exchange for the applicable portion of Closing Merger Consideration, such communication to be sent via email or to the holder’s last known address on record with the Company. Buyer shall, no later than five business days after receipt of a Certificate, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and any other customary documents that Buyer may reasonably require in connection therewith, pay to the holder of such Certificate the cash amount set forth on the Funds Flow Memo with respect to such Certificate so surrendered and the Certificate shall forthwith be cancelled. If the Buyer determines that there are any defects in the Certificate or any other documentation that may be required from a Shareholder prior to payment, then Buyer shall notify the Shareholder, within five (5) business days of receipt of the Certificate, of any issues and provide instruction on how to correct such defect(s). Unless otherwise provided herein, no interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate. Until so surrendered, each outstanding Certificate that before the Effective Time represented Shares (other than Dissenting Shares) shall be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the portion of the Closing Merger Consideration as provided in Section 1.8(e). If after the Effective Time, any Certificate is presented to Buyer, it shall be cancelled and exchanged as provided in this Section 1.8(g).
(iv)Each Shareholder shall also be entitled to any amounts that may be payable in the future in respect of the Shares formerly represented by such Certificate from the Escrow Funds, the Contingency Escrow, or the Earnout, as provided in this Agreement, the Company’s Articles of Incorporation, as amended, and, where applicable, the Escrow Agreement or in respect of any adjustment in accordance with Section 1.6, at the respective time and subject to the contingencies specified herein and therein. Unless otherwise provided herein, no interest shall be paid or accrued for the benefit of Shareholders on the Closing Merger Consideration.
(v)If any portion of the Closing Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Representative any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Representative that such Tax has been paid or is not payable.
(vi)Any portion of the Closing Merger Consideration that remains unclaimed by the Shareholders 12 months after the Effective Time shall be returned to the Buyer by joint instructions of the Buyer and the Representative delivered to the Escrow Agent, and the Buyer shall hold the Representative harmless for any such unclaimed funds. Any such Shareholder who has not exchanged Certificates for the Closing Merger Consideration in accordance with this Section 1.8(g) before that time shall thereafter look only to Buyer for payment of the Closing Merger Consideration; provided, that any such portion of the Closing Merger Consideration payable from the

Escrow Funds shall be held and distributed to the Persons entitled thereof in accordance with the terms of this Agreement and the Escrow Agreement, at the respective times and subject to the contingencies specified herein and therein and any portion of the Earnout or the adjustment in accordance with Section 1.6 to which the Shareholders may become entitled shall become payable at the times and subject to the contingencies specified herein. Notwithstanding the foregoing, Buyer shall not be liable to any holder of Certificates for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Legal Requirements. Any amounts remaining unclaimed by Shareholders two years after the Effective Time (or such earlier date, immediately before such time when the amounts would otherwise escheat to or become property of any governmental authority) shall become, to the extent permitted by applicable Legal Requirement, the property of Buyer free and clear of any claims or interest of any Person previously entitled thereto, and the Shareholders shall look solely to the Buyer for any claims relating to such amounts.
(vii)Buyer shall retain any portion of the Closing Merger Consideration in respect of any Dissenting Shares and shall hold the Representative harmless for such funds.
(viii)Buyer shall provide written notice to the Representative: (1) other than with respect to payments jointly authorized by the Buyer and the Representative, each time Buyer makes a payment to a Shareholder under this Section 1.8(g), such notice to include the name of the Shareholder and the amount paid; (2) of any amount remaining unclaimed six (6) months and nine (9) months after the Effective Time.
(h)No Further Ownership Rights in Shares. All Closing Merger Consideration paid or payable upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate, and from and after the Effective Time, there shall be no further registration of transfers of Shares on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 1 and elsewhere in this Agreement.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES
CONCERNING THE SHAREHOLDERS
As a material inducement to Buyer to enter into this Agreement, the Shareholders (including the Representative in its capacity as a Shareholder) executing this Agreement or a Shareholder Joinder represent and warrant to the Buyer that each of the statements contained in this Article 2, with respect to such Shareholder, when read together with and qualified by the disclosure schedules attached to this Agreement (the “Disclosure Schedule”) is true and correct as of the date hereof.

2.1Title. Such Shareholder is the beneficial and record owner, and has good and marketable title to, the Shares set forth opposite his, her, their, or its name on Annex I attached hereto.
2.2Power and Authority. Such Shareholder has the legal capacity in the case of an individual, and the requisite power and authority in all other cases, to execute and deliver this Agreement or a Joinder Agreement, and the other Transaction Documents to which such Shareholder is a party and to perform its obligations hereunder and thereunder. Any Shareholder entitled to vote on and authorize this Agreement or a Joinder Agreement that is not a natural person has, to the extent necessary, duly and validly authorized the execution, delivery and performance of this Agreement or a Joinder Agreement and the other Transaction Documents to which such Shareholder is a party. All actions or proceedings necessary to be taken by or on the part of such Shareholder to authorize and permit the due and valid execution and delivery by such Shareholder of this Agreement or a Joinder Agreement and the other Transaction Documents to which such Shareholder is a party, the performance by such Shareholder of its respective obligations hereunder and thereunder and the consummation by such Shareholder of the transactions contemplated hereunder and thereunder to which it is a party have been taken.
2.3No Conflict. Such Shareholder’s execution, delivery and performance of this Agreement, or as applicable, the Joinder Agreement, and the other agreements, instruments and documents to be executed and delivered on behalf of such Shareholder as contemplated hereby will not result in any material violation of, be in material conflict with or constitute a material default under any law, statute, regulation, rule, ordinance, contract, agreement or instrument, judgment, decree or order to which such Shareholder is a party or by which such Shareholder or his, her, their, or its assets are bound.
2.4Consents and Approvals. Except as set forth on Schedule 3.15 of the Disclosure Schedule, no consent, order, approval, authorization, declaration or filing from or with any governmental authority or third party is required on the part of such Shareholder to fulfill all of such Shareholder’s material obligations under this Agreement and the other agreements, instruments and documents of such Shareholder contemplated hereby.
2.5Validity and Enforceability. Assuming the valid execution and delivery by the other parties hereto and thereto, this Agreement or the Joinder Agreement is, and each of the other agreements, instruments and documents to be executed and delivered by such Shareholder, as contemplated hereby will be when executed and delivered by such Shareholder, the valid and binding obligations of such Shareholder, enforceable against such Shareholder in accordance with their respective terms, subject, however, to applicable law, including without limitation, bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors and to general equitable principles.
2.6Full Disclosure. No representation or warranty by each Shareholder in this Agreement or the Joinder Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES
CONCERNING THE COMPANY
The Company represents and warrants to the Buyer that each of the statements contained in this Article 3 when qualified by the applicable Disclosure Schedule is true and correct as of the date hereof.
3.1Organization, Power and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The Company has full corporate power and authority to own, lease and operate its properties and to carry on its business as such business is conducted on the date hereof. The copies of the certificate of incorporation and bylaws of the Company, each as amended through the date hereof (the “Company Charter Documents”), that have been made available to the Buyer by the Company are complete and correct copies thereof.
3.2Power and Authority; Approvals.
(a)The Company has the corporate power and authority and has taken all required corporate action on its part necessary to permit it to execute and deliver and to carry out the terms of this Agreement and the other agreements, instruments and documents to be executed and delivered by the Company as contemplated hereby (collectively, the “Transaction Documents”). The Company has duly and validly authorized the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party.
(b)The Company’s board of directors, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company, duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Shareholders, (ii) approved and declared advisable the “agreement of merger” contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the MGCL, (iii) directed that this Agreement be submitted to the Shareholders for adoption, and (iv) recommended that the Shareholders adopt this Agreement and directed that such matter be submitted for consideration of the Shareholders.
(c)In accordance with applicable Legal Requirements, at least two-thirds of the Shareholders having the right to vote or approve the transactions contemplated by this Agreement have approved this Agreement, the Merger, and the transactions contemplated by this Agreement.
(d)The Company’s board of directors by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company, duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof, duly and validly authorized the creation and funding of the Contingency Escrow and the Incentive Plan.

(e)In accordance with the Company’s organizational documents and applicable Legal Requirements, the Shareholders having the right to vote or approve the Incentive Plan and the Contingency Escrow have approved the Incentive Plan and the Contingency Escrow. Further, the Company provided written notice in accordance with the Company’s organizational documents and applicable Legal Requirements to any Shareholder that did not vote to approve either the Contingency Escrow or the Incentive Plan.
3.3Validity and Enforceability. Assuming the valid execution and delivery by the other parties hereto and thereto, this Agreement is, and each of the Transaction Documents will be when executed and delivered by the Company, the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject, however, to applicable bankruptcy, insolvency and other laws affecting the rights and remedies of creditors and to general equitable principles.
3.4Subsidiaries. Schedule 3.4 of the Disclosure Schedule sets forth all corporations, partnerships, limited liability companies, trusts, joint ventures, associations or other entities in which the Company directly or indirectly owns or controls any interest and the respective percentages of each such interest (the “Subsidiaries”). All such interests are outstanding and are duly authorized, validly issued, fully paid, and non-assessable. The Company is the registered and beneficial owner of such interests and the Company’s ownerships in such interests are free of any Liens, preemptive rights, rights of first refusal, repurchase rights, redemption rights or “put” or “call” rights created by statute, the certificate of incorporation or bylaws of the entities in which such interests exist or by any contract to which the Company is a party or by which the Company is bound. Each such interest represents the percentage of total issued and outstanding equity interest of the entities in which such interests are held as set forth in Schedule 3.4 of the Disclosure Schedule. The Company has obtained all necessary approvals and consents necessary to acquire and own such interests and none of such approvals or consents will be withdrawn, canceled, restrained or otherwise materially and adversely impacted by the transactions to be consummated under this Agreement.
3.5Foreign Qualifications. Schedule 3.5 of the Disclosure Schedule sets forth a complete and accurate list of all jurisdictions in which the Company is qualified to do business as a foreign entity. There are no other jurisdictions in which the Company is required to qualify to do business as a foreign entity.
3.6Capitalization.
(a)The authorized capital stock of the Company consists of: 60,000,000 shares of common stock, $.01 par value per share, of which 2,087,000 are issued and outstanding, and 40,000,000 shares of Preferred Stock, $.01 par value per share, of which 4,000,000 shares are designated “Series A Preferred Stock,” 5,680,000 shares are designated “Series B Preferred Stock,” 75,000 shares are designated “Series C Preferred Stock,” 502,000 shares are designated “Series D Preferred Stock,” 1,000,000 shares are designated “Series E Preferred Stock,” and 4,000,000 shares are designated “Series F Preferred Stock,” of which 556,000 “Series A Preferred Stock,” 378,580 “Series B Preferred Stock,” 15,500 “Series C Preferred Stock,” 279,712 “Series D Preferred Stock,” 960,000 “Series E Preferred Stock,” and 2,100,474 “Series F Preferred Stock” shares are issued and outstanding.

(b)Schedule 3.6 of the Disclosure Schedule sets forth a complete and accurate list of all outstanding shares of capital stock of the Company, the record holders thereof and the number and type of shares held by each record holder. Such shares are duly authorized, validly issued, fully paid and nonassessable, and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other rights held by a third party, and have been issued in compliance with applicable law. Other than as set forth on Schedule 3.6 of the Disclosure Schedule, there are no outstanding options, warrants, convertible or exchangeable securities or other rights that would obligate the Company to issue shares of its capital stock or other equity securities. Schedule 3.6 sets forth a true and complete list of all holders of such rights, indicating, as applicable, the type of right, the number of shares subject thereto, the name of the plan under which such right was granted (if any), the date of grant, exercise or purchase price, vesting schedule, payment schedule and expiration thereof. Other than as set forth on Schedule 3.6 of the Disclosure Schedule, there are no agreements, written or oral, to which the Company is a party relating to the acquisition, disposition, voting or registration under applicable securities laws of any equity security of the Company. There are no outstanding or authorized stock appreciation, phantom stock or other similar rights with respect to the Company.
3.7Financial Statements.
(a)The Company has delivered to the Buyer (a) audited balance sheets, statements of operations and cash flows for the calendar year of the Company ended December 31, 2020, as audited by the Company’s Independent Auditor, (b) balance sheets, statements of operations and cash flows for the six-month period ending as of June 30, 2021, as reviewed by the Company’s Independent Auditor, and (c) an unaudited and un-reviewed balance sheet of the Company (the “Balance Sheet”) as of August 31, 2021 (the “Balance Sheet Date”) and an unaudited and un-reviewed statement of income for the eight-month period then ended (collectively, (a), (b) and (c) being the “Financial Statements”). The Financial Statements and the notes thereto, if any, are correct and accurate in all material respects, and fairly present, in all material respects, the financial condition of the Company for the periods then ended, and were prepared in accordance with the books and records of the Company in conformity with GAAP as consistently applied by the Company with the same accounting methods, policies, practices and procedures used for Buyer and its subsidiaries and affiliates (except as set forth on Schedule 3.7 of the Disclosure Schedule or as otherwise stated therein or in the case of unaudited financial statements for the omission of footnotes and subject to year-end adjustments).
(b)The Company has no liabilities that are not reflected on the Balance Sheet, including the notes thereto, other than liabilities arising in the ordinary course of business or liabilities incurred in connection with the transactions contemplated hereby.
(c)All material accounts receivable of the Company reflected in the Balance Sheet or existing as of the Closing Date are bona fide accounts receivables and are or will be valid and enforceable against the account debtor, subject to the allowance for doubtful accounts set forth on the Balance Sheet or in the books and records of the Company, as the case may be. The Company has delivered to the Buyer as Schedule 3.7(c) of the Disclosure Schedule a true and correct list of all material accounts receivable which have been deemed uncollectable by the Company as of the date hereof.

(d)Schedule 3.7(d) of the Disclosure Schedule sets all of the Company’s outstanding indebtedness on the date hereof that would constitute Closing Indebtedness.
(e)Except for the loan in the principal amount of $162,500 borrowed by the Company from EagleBank under the Paycheck Protection Program (the “PPP Loan”) pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the Company has not applied for or accepted any loan, grant or advance pursuant to the CARES Act or any similar applicable law enacted by any governmental authority in any federal, state, local or foreign jurisdiction in response to the pandemic declared in connection with the novel coronavirus disease known as COVID-19 (the “COVID-19 Pandemic”).
3.8Absence of Certain Changes. Since the Balance Sheet Date, except as set forth on Schedule 3.8 of the Disclosure Schedule and except for transactions contemplated by this Agreement, (a) the Company has conducted its business in all material respects in the ordinary course, (b) no Lien has been placed upon any of the Company’s assets, other than Permitted Liens, (c) the Company has not acquired or disposed of any material assets, except in the ordinary course of business, (d) there has been no material damage, destruction or casualty loss (other than those covered by insurance) with respect to any of the assets or properties of the Company, with reasonable wear and tear excepted, (e) the Company has not cancelled, compromised or waived any material right or claim outside of the ordinary course of business, (f) the Company has not accelerated, terminated, modified or cancelled any material agreement, contract, lease or license related to the Company’s business and (g) there has been no event or circumstance relating specifically to the Company that has caused a Company Material Adverse Effect. As used herein, the term “Company Material Adverse Effect” shall mean a material adverse effect on the assets, liabilities, properties or financial condition of the Company, taken as a whole; provided, however, that in no event shall any of the following be taken into account in the determination of whether a Company Material Adverse Effect has occurred: (a) any change in any Legal Requirement or GAAP; (b) any change resulting from conditions affecting any of the industries in which the Company operates or from changes in general business, financial, political, capital market or economic conditions (including any change resulting from any pandemic, hostilities, war or military or terrorist attack), so long as the Company is not disproportionately affected thereby; (c) any change resulting from national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the United States; (d) any change resulting from financial, banking, or securities markets (including (w) any disruption of any of the foregoing markets, (x) any change in currency exchange rates, (y) any decline or rise in the price of any security, commodity, contract or index and (z) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the transactions contemplated hereby); (e) any change resulting from the taking of any action contemplated by this Agreement or the other agreements contemplated hereby or the announcement of this Agreement, the other agreements contemplated hereby or the transactions contemplated hereby or thereby; (f) any change resulting from the announcement or pendency of the transactions contemplated by this Agreement or attributable to the fact that the Buyer or any of its Affiliates are the prospective owners of the Company; (g) any change resulting from any adverse change in or effect on the business of the

Company that is caused by any delay in consummating the Closing as a result of any violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of the Company at the Closing; and (h) any change resulting from any “act of God”, including weather, natural disasters and earthquakes; provided, however, that any event, occurrence, fact, condition or change referred to in clauses (a) or (b) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent that such event, occurrence, fact, condition or change has a materially adverse and disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its businesses.
3.9Taxes.
(a)The representations and warranties set forth in this Section 3.9 are subject in all respects to the qualifications and disclosures set forth on Schedule 3.9 of the Disclosure Schedule.
(b)For purposes of this Agreement, the following definitions shall apply:
(i)“Code” means the Internal Revenue Code of 1986, as amended.
(ii)“Post-Closing Tax Period” means all taxable periods beginning on or after the day after the Closing Date and the portion of a Straddle Period beginning on the day after the Closing Date.
(iii)“Pre-Closing Tax Period” means all taxable periods ending on or before the Closing Date and the portion of a Straddle Period ending on and including the Closing Date.
(iv)“Pre-Closing Taxes” means any and all Taxes of the Company that are attributable to a Pre-Closing Tax Period.
(v)“Straddle Period” means a Tax period that includes, but does not end on, the Closing Date.
(vi)“Tax” or “Taxes” means (A) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (I) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (II) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (B) liability for the payment of any amounts of the type described in clause (A) arising as a result of being (or ceasing to be) a member of any affiliated, consolidated, unitary or similar group or (C) liability for the payment of any amounts of the type described in clause (A) or (B) as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person. As used herein, “Person” means any individual, corporation, partnership, limited liability company, joint venture, governmental agency or instrumentality or any other entity.
(vii)“Tax Returns” means all reports, estimates, declarations of estimated Tax, information statements and returns relating to Taxes that are required to be filed with or supplied to any governmental authority, along with any schedules attached to or amendments of any of the foregoing.
(viii)“Treasury Regulations” means the income tax regulations promulgated by the United States Department of Treasury pursuant to the Code.
(c)Filing of Tax Returns and Payment of Taxes.
(i)The Company has filed when due all Tax Returns required by applicable law to be filed with respect to the Company, or has obtained extensions thereof, and all Taxes shown to be due on such Tax Returns have been paid (except for Taxes which were contested in good faith);
(ii)All such filed Tax Returns were true, correct and complete as of the time of such filing, and if any subsequent changes were necessary, the Company timely filed the required amendments;
(iii)All Taxes relating to periods ending on or before the Closing Date owed by the Company (whether or not shown on any Tax Return) at any time prior to the Closing Date, if required to have been paid, have been timely paid to the proper governmental authority (except for Taxes which are being contested in good faith shown on Schedule 3.9 of the Disclosure Schedule);
(iv)Any liability of the Company for Taxes not yet due and payable, or which are being contested in good faith, has been adequately provided for on the Financial Statements of the Company, and on Schedule 3.9 of the Disclosure Schedule. The Company has properly accrued and reflected on the Financial Statements and will from the date of the latest financial statements through the Closing Date (as well as including on the Closing Working Capital calculation) properly accrue, all liabilities for Taxes and assessments, all such accruals being in the aggregate sufficient for payment of all such Taxes and assessments;
(v)The Company has not filed a Form 2848 (Power of Attorney) with the Internal Revenue Service in connection with any of the Pre-Closing Tax Years, and has not executed any waivers to extend any applicable statute of limitations in respect of any Pre-Closing Tax Period; and
(vi)Schedule 3.9 of the Disclosure Schedule lists all federal, state and local income Tax Returns filed with respect to the Company for taxable periods ended on or after January 1, 2016, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of an audit.

(d)Except as otherwise disclosed in Schedule 3.9(d) of the Disclosure Schedule, the Company will not be required to include any item of income in taxable income for any Post-Closing Tax Period as the result of any (i) change in method of accounting for a Pre-Closing Tax Period, (ii) installment sale made on or prior to the Closing Date or (iii) prepaid amount received on or before the Closing Date.
(e)There is no action, suit, proceeding, investigation, audit or claim of which the Company has received written notice now pending against, or with respect to, the Company in respect of any Tax or assessment, nor is any claim for additional Tax or assessment asserted in writing by any Tax authority.
(f)The Company has made or caused to be made all withholdings of Taxes required to be made and has complied with all applicable Tax information reporting requirements, and such withholdings have either been timely paid to the appropriate governmental authority or set aside in appropriate accounts for such purpose if such Taxes have not been required to have been paid over to a governmental authority.
(g)There are no Tax Liens pending or, to the knowledge of the Company, threatened against the Company or its assets or property, other than the Permitted Liens.
(h)Except as described on Schedule 3.9(h) of the Disclosure Schedule, the Company is not now, nor has previously been, a member of an affiliated group filing a consolidated, combined, unitary or similar Tax Return. The Company has no liability for Taxes of any Person (other than itself) under Treasury Regulations Section 1.1502-6 (or any similar provision of federal, state, local or foreign law), as a transferee or successor, by contract, or otherwise.
(i)No material written claim has ever been made by a taxing authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.
(j)The Company is not now, nor has it previously been, a party to a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations.
(k)No withholding is required under Section 1445 of the Code in connection with the consummation of the transactions contemplated by this Agreement.
(l)There is no currently effective election to be an S corporation under Section 1362(a) of the Code with respect to the Company. Within the last five (5) years, the Company has not been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code.
(m)The Company will not be required as a result of any “closing agreement,” as described in Section 7121 of the Code, to include any item of income or exclude any item of deduction from any Post-Closing Tax Period.
(n)The Company has not made any payments, nor will it become obligated under any Benefit Plan or any contract entered into on or before the Closing Date, to make any payments that could be non-deductible under Section 280G of the Code or that could give rise to any obligation to indemnify any Person for any Tax payable pursuant to Section 4999 of the Code.
(o)The Company is not a partner, member, owner or beneficiary of any entity treated as a partnership or a trust for tax purposes.
(p)The Company has not taken any action that is not in accordance with past practice that could defer a liability for Taxes of the Company from any Pre-Closing Tax Period to any Post-Closing Tax Period. The Company has at all times used the accrual method of accounting for income Tax purposes.
(q)Schedule 3.9(q) sets forth a true, correct and complete list of any Tax deferrals or Tax credits the Company has applied for, filed for or otherwise claimed pursuant to the CARES Act or any similar applicable law enacted by any governmental authority in any federal, state, local or foreign jurisdiction in response to the COVID-19 Pandemic. Except as set forth in Schedule 3.9(q), the Company has not deferred any Taxes pursuant to the CARES Act or any similar applicable law enacted by any governmental authority in any federal, state, local or foreign jurisdiction in response to the COVID-19 Pandemic. The Company is entitled to and has properly claimed any Tax credits such Company has affirmatively applied for, filed for or otherwise claimed pursuant to the CARES Act or any similar applicable law enacted by any governmental authority in any federal, state, local or foreign jurisdiction in response to the COVID-19 Pandemic.
3.10Personal Property. The Company has valid title to or a valid leasehold, license or other similar interest in its material tangible personal property, free and clear of all Liens, except for Permitted Liens. The equipment and other tangible operating assets of the Company, taken as a whole, are in good condition and repair sufficient to conduct the business of the Company as the same is conducted on the date hereof, normal wear and tear excepted.
As used in this Agreement, “Permitted Liens” means (a) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and other like Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (b) Liens for Taxes not yet due and payable, or that are being contested in good faith, (c) purchase money Liens incurred in the ordinary course of business, (d) the Liens listed on Schedule 3.10 of the Disclosure Schedule, (e) Liens created as a result of any action taken by or through the Buyer or any of its Affiliates, (f) Liens securing the Closing Indebtedness, which will be removed at Closing, (g) Liens of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements, (h) zoning, building codes, and other land use laws regulating the use or occupancy of any real property leased by the Company or the activities conducted thereon that are imposed by any governmental entity having jurisdiction over such leased real property, and (i) any restrictions under applicable securities laws.
3.11Real Property.
(a)The Company does not own any real property.

(b)Schedule 3.11 of the Disclosure Schedule describes each interest in real property leased by the Company, including the lessor of such leased property, and identifies each lease or any other arrangement under which such property is leased. The Company enjoys peaceful and quiet possession of its leased premises and has not received any written notice from any landlord asserting the existence of a material default under any such lease or been informed in writing that the lessor under any such lease has taken action or, to the knowledge of the Company, threatened to terminate the lease before the expiration date specified in the lease. Except as set forth on Schedule 3.11 of the Disclosure Schedule, each lease of real property is valid and binding against the Company and, to the knowledge of the Company, against the counterparty thereto, and the Company has not subleased, licensed or otherwise granted to any Person or entity the right to use or occupy any of the leased real property or any portion thereof. Except as shown on Schedule 3.11 of the Disclosure Schedule, the transactions contemplated by this Agreement will not be the basis for any lessor to terminate its lease prior to the expiration date of the lease.
3.12Intellectual Property.
(a)As used herein “Intellectual Property” means all (i) patents, provisional patent applications, patent applications, continuations, reissues, reexaminations, rights of priority, extensions and invention disclosures, (ii) trademarks and service marks (in each case, whether registered or unregistered), (iii) trade names and corporate names (in each case, whether registered or unregistered) and registrations and applications for registration thereof together, to the extent applicable, with all of the goodwill associated therewith, (iv) mask works and copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, (v) computer software, data, data bases and documentation thereof, (vi) trade dress, trade secrets and other confidential information (including, without limitation, ideas, formulae, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information) and (vii) Uniform Resource Locators (a.k.a. “URLs” or “domain names”). As used herein, “Company Intellectual Property” means Intellectual Property owned by the Company.
(b)Schedule 3.12 of the Disclosure Schedule contains a list of all Company Intellectual Property included in clauses (i), (ii), (iii), (iv) and (vii) of the definition of Intellectual Property which the Company owns and has registered with a governmental or other appropriate authority, or with respect to which the Company has filed an application for such a registration, except for any Company Intellectual Property that has been abandoned by the Company. The Company Intellectual Property is subsisting and valid. The Company has paid all necessary registration, maintenance and renewal fees for the purpose of maintaining such Company Intellectual Property.
(c)Schedule 3.12 of the Disclosure Schedule also contains a list of all material exclusive licenses granted by the Company to any third party with respect to any owned Company Intellectual Property and all material exclusive licenses granted by any third party to the Company with respect to any Company Intellectual Property, excluding “off-the-shelf” or “shrink wrap” products licensed to the Company and excluding products licensed by the

Company in the ordinary course of business (collectively, the “IP Licenses”). The Company is in material compliance with the terms of such exclusive licenses.
(d)Schedule 3.12 of the Disclosure Schedule contains a description of all licenses granted by the Company to any third party (collectively, the “Out Licenses”) with respect to any Company Intellectual Property that is material to the Company’s business as currently conducted. The Company is in material compliance with the terms of such Out Licenses.
(e)Schedule 3.12 of the Disclosure Schedule contains a description of all licenses granted by any third party (collectively, the “In Licenses”) to the Company with respect to any Intellectual Property that is material to the Company’s business as currently conducted, excluding licenses for “off-the-shelf” software or “shrink wrap” products. The Company is in material compliance with the terms of such In Licenses.
(f)Except as set forth on Schedule 3.12 of the Disclosure Schedule, (i) the Company is not violating any Intellectual Property of any other Person and (ii) to the knowledge of the Company, no third party is infringing on any Company Intellectual Property owned by the Company.
(g)The Company has taken reasonable steps to protect its rights in, and (to the extent confidential) the confidentiality of, the material Company Intellectual Property and any material Intellectual Property provided by any other Person to the Company.
(h)The Company has taken all reasonable steps to secure ownership of all Intellectual Property created by employees, independent contractors and other third parties providing services to the Company, to the extent such Intellectual Property is material to the Company’s business, including transferring Intellectual Property and work products from them to the Company and entering into appropriate and enforceable agreements to transfer the same to the Company.
(i)The Company is in material compliance with all data privacy and data security laws in the jurisdictions in which it operates or has customers.
3.13Material Contracts. Set forth on Schedule 3.13 of the Disclosure Schedule is a list of all Material Contracts of the Company, showing the parties thereto. Each Material Contract is in full force and effect and the Company, and, to the knowledge of the Company, each other party thereto has performed all material obligations required to be performed by them thereunder. The Company is not in default or breach in any material respect under any material provision of any Material Contract. Except as set forth in Schedule 3.13, to the knowledge of the Company, no third party is in default in any material respect under any material provision of any Material Contract. The Company is not in receipt of any written claim of default under any such Material Contract; and the Company has no current expectation or intention of not performing any obligation pursuant to any Material Contract in the ordinary course of business consistent with past practice.
As used herein, the term “Material Contract” means (i) any written employment agreement other than agreements terminable at will and without an obligation to pay severance or other termination pay; (ii) any consulting agreement or service agreement (other than supplier or customer agreements) which has a duration of more than one (1) year after the Closing Date or which has annual consideration in excess of $50,000.00 or any service agreement which is an agreement to hire temporary workers; (iii) other than written agreements with professional advisors, any agreement of agency, representation, distribution, or franchise where annual consideration has been or is likely to be in excess of $50,000.00; (iv) any agreement with a supplier or customer of the Company with annual consideration in excess of $50,000.00 (other than purchase orders and customer agreements in the nature thereof in the ordinary course of business and other than those contracts or agreements that will be terminated at or prior to the Closing or are terminable by notice of not more than sixty (60) calendar days without material liability to the Company); (v) any agreement relating to the Closing Indebtedness or obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantees or similar credit transaction; (vi) any agreement pursuant to which the Company is the lessee or sublessee of, or holds or operates, any personal property owned or leased by any other person or entity with annual consideration in excess of $50,000.00; (vii) any arrangement or other agreement which involves a sharing of profits or any joint venture, partnership or similar agreement or arrangement; and (viii) any arrangement or other agreement providing for the payment of any cash or other benefits to an employee upon the sale or change of control of the Company or the sale of a substantial portion of its assets, including any sale bonus; (ix) any agreement prohibiting the Company from freely engaging in any business or competing anywhere in the world; (x) any agreement, other than customer agreements with a governmental entity, which agreements may be terminated with or without cause upon notice of less than 60 days; and (xi) all other written agreements where annual consideration has been or is likely to be in excess of $50,000.00 (other than those described in items (i)-(ix) above).
3.14Litigation. Except as disclosed on Schedule 3.14 of the Disclosure Schedule, there is no material action, arbitration, litigation, proceeding or governmental investigation pending or, to the knowledge of the Company, threatened against the Company.
3.15No Conflict; Required Consents and Approvals. Except as set forth on Schedule 3.15 of the Disclosure Schedule, the Company’s execution, delivery and performance of this Agreement, including the consummation of the Merger, and the other agreements, instruments and documents of the Company contemplated hereby will not result in any material violation of, be in material conflict with or constitute a material default under the Company Charter Documents, any Material Contract, any Authorization or any Legal Requirement. Except as set forth on Schedule 3.15 of the Disclosure Schedule, no material consent, order, approval, authorization, declaration or filing with or from any governmental authority or any party to a Material Contract is required on the part of the Company for or in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby by the Company.
3.16Licenses and Permits. Schedule 3.16 of the Disclosure Schedule sets forth a list of all licenses, permits and authorizations (including expiration dates) of governmental authorities held by the Company that are material to the business of the Company as it is currently conducted (collectively, the “Authorizations”). The Authorizations are in full force and effect, and the Company is in material compliance with the Authorizations. To the knowledge of the Company, no governmental authority has threatened the suspension or cancellation of any Authorization, except where such threatened suspension or cancellation relates to such items of noncompliance that the Company had previously remedied or will remedy within the applicable cure periods. The Company is not aware of any fact or occurrence that would result in the Authorizations not being renewed in the normal course. The Company has provided access to Buyer to complete and correct copies of all material permits, licenses and authorizations.
3.17Compliance with Laws.
(a)Except as set forth on Schedule 3.17 of the Disclosure Schedule, the Company is, and has been for the five (5) year period preceding the date of this Agreement, in material compliance with all Legal Requirements, including, but not limited to, all Legal Requirements relating to real estate broker licensing, auctioneer licensing, cyber-security, privacy and data protection. As used in this Agreement, the term “Legal Requirements” means, with respect to any Person, all foreign, federal, state and local statutes, laws, ordinances, judgments, decrees and orders and all governmental rules and regulations applicable to such Person.
(b)With respect to the PPP Loan:
(i)The Company is, and has been since the applicable date of disbursement of the PPP Loan, in compliance in all material respects with all applicable SBA Rules and Regulations;
(ii)The Company utilized all funds received pursuant to the PPP Loan in compliance in all material respects with all applicable loan documents and SBA Rules and Regulations;
(iii)All representations, certifications and disclosures made by or on behalf of the Company in any application, note or other document with respect to the PPP Loan were current, accurate and complete in all material respects at the time of such representations, certifications or disclosures;
(iv)The Company has maintained accounting records associated with the PPP Loan in compliance in all material respects with all applicable SBA Rules and Regulations;
(v)The Company has not taken or omitted to take any action and is not a party to any action that could reasonably be expected to give rise to a claim under the False Claims Act, 31 U.S.C. Sections 3729-3733 (the “FCA”);
(vi)Neither the Company nor any Seller has received any notice from any of the Company’s employees, consultants, selling partners or independent contractors with respect to any alleged act or omission that could reasonably be expected to give rise to a claim under the FCA; and

(vii)The Company has not conducted or initiated any internal investigation or made a voluntary or involuntary disclosure to any governmental authority that could reasonably be expected to give rise to a claim under the FCA.
As used in this Agreement, the term “SBA Rules and Regulations” means the Small Business Act and the rules and regulations thereunder and the CARES Act and the rules and regulations thereunder.
3.18Employees and Compensation. Schedule 3.18 of the Disclosure Schedule sets forth a true and correct list of the name and current annual salary of each current employee of the Company and the amount of any bonus that an employee is entitled to receive in connection with the transactions contemplated under this Agreement. The Company is not a party to a collective bargaining agreement or other contract with any labor organization or other representative of any Company employees, nor is any such agreement presently being negotiated by the Company. No labor union or representative thereof claims to be or, to the Company’s knowledge, is currently seeking or has sought, in the past five years, to represent such employees. To the Company’s knowledge, no employee identified on Schedule 3.18 of the Disclosure Schedule has any present intention to terminate his or her employment with the Company within the next 12 months or is bound by any confidentiality agreement, non-competition agreement or other contract that may reasonably be expected to have a material adverse effect on such employee’s participation in the Company’s business. Except as disclosed on Schedule 3.18, during the ten (10) year period preceding the date of this Agreement, the Company has complied in all material respects with all Legal Requirements relating to employment and employment practices, employee record-keeping, terms and condition of employment, employee leave (including paid sick time), employee accommodations, background checks, drug and/or alcohol testing, workers’ compensation, unemployment compensation, employee garnishments, whistleblower requirements, employee hiring and termination, paid time off, non-discrimination, non-retaliation, payment of employment-related taxes, compliance with the Fair Labor Standards Act, employee and independent contractor classification, wages and hours, overtime, meal and rest breaks, Worker Adjustment Retraining Notification Act, Occupational Safety and Health Act and any state and local equivalents and similar matters. There is no pending or, to the Company’s knowledge, threatened employment-related claim between the Company and any of its employees or former employees and there have been no such claims in the past five (5) years. As of Closing, all present and former employees and contractors of the Company will have been paid all wages, bonuses and other compensation owed to them by the Company as of the Closing Date, other than payments that are, consistent with past practice, not yet payable (such as wages for the most recent pay period or bonuses not yet paid). The Company (i) does not employ any individual who is not legally authorized to work in the United States, and (ii) has complied in all material respects with all applicable immigration laws.
3.19Benefit Plans.
(a)Schedule 3.19 of the Disclosure Schedule sets forth all employee benefit plans and arrangements (including, but not limited to, plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) maintained by the Company, currently or in the last five (5) years, for the general benefit of their employees, or with respect to which the Company has any direct or contingent liability (including, but not limited to, liabilities arising from affiliation under Section 414(b), (c), (m) or (o) of the Code, or Section 4001 of ERISA) (the “Benefit Plans”). The Company has no liability with respect to any “defined benefit plans” as defined in ERISA.
(b)With respect to each Benefit Plan, the Company has made available to the Buyer true and complete copies of: (i) any and all plan documents and agreements; (ii) any and all outstanding summary plan descriptions and material modifications thereto, if applicable; (iii) funding and investment management agreements; (iv) insurance policies; (v) employee booklets; (vi) the most recent financial statements and asset statements; and (vii) all material correspondence (including relevant reports filed with the Internal Revenue Service, the Department of Labor or any of their related entities by or on behalf of the Benefit Plan) with the Internal Revenue Service, the Department of Labor or any of their related entities that has been provided to the Company. No changes have occurred or are expected to occur which would materially affect the information contained in the reports to the Internal Revenue Service, the Department of Labor or any of their related entities. In the case of each unwritten Benefit Plan, the Company has delivered to the Buyer a written description which accurately describes all material provisions with respect to such Benefit Plan.
(c)With respect to each Benefit Plan, to date and through the Closing Date: (i) such Benefit Plan has been established, registered (where required), qualified (where required), maintained, administered, funded and invested in accordance with its terms and all Legal Requirements (including but not limited to ERISA, the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, and the Health Insurance Portability and Accountability Act of 1996) in all material respects; (ii) no breach of fiduciary duty has occurred with respect to which the Company or any Benefit Plan would be liable in any material respect; (iii) no disputes (other than routine claims for benefits) are pending, commenced or, to the knowledge of the Company, threatened; and (iv) the Company has not taken any action that could reasonably be expected to subject the Company to any material Tax under Section 4975 of the Code.
(d)Each Benefit Plan that is intended to meet the requirements of a “qualified plan” within the meaning of Sections 401(a) and 501(a) of the Code has applied for and/or received a favorable determination letter from the Internal Revenue Service (or, if such Benefit Plan is a prototype or volume submitter plan document, such prototype or volume submitter plan document has received a favorable opinion letter from the Internal Revenue Service that the form meets the tax qualification requirements) to the effect that such Benefit Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code and there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification or the imposition of material liability, penalty or tax under ERISA, the Code or other applicable laws.
(e)No Benefit Plan is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code.
(f)Except as set forth on Schedule 3.19 of the Disclosure Schedule, neither the entering into of this Agreement nor the consummation of the transactions contemplated by this Agreement will, directly or in combination with any other event, (i) accelerate the time of payment or vesting under any Benefit Plan, (ii) increase the amount of compensation or benefits due to any individual under any Benefit Plan, or (iii) restrict the right of the Company to amend or terminate any Benefit Plan. The Company has no obligation to gross up or indemnify any Person for any Tax incurred under Section 409A or 4999 of the Code.
(g)None of the Benefit Plans provides or promises post-employment or post-retirement benefits to or in respect of employees or any former employees.
(h)All Benefit Plans (if any) requiring funding on the part of the Company are fully funded and will be fully funded without any deficiency up to and including the Closing Date.
(i)All Company and employee payments, contributions or premiums ever required to be remitted, paid to or in respect of each Benefit Plan have been, and will continue to be, paid or remitted in a timely fashion in accordance with the terms of the Benefit Plans and applicable laws up to and including the Closing Date.
(j)All benefits accrued under any unfunded Benefit Plan will have been paid, accrued or otherwise adequately reserved as set forth on Schedule 1.2 of the Disclosure Schedule.
(k)The Company has established the current level of reserves under each Benefit Plan consistent with past practice.
(l)The Company has not incurred any liability to the Internal Revenue Service, any multiemployer plan or otherwise with respect to any employee pension benefit plan that has not been satisfied in full, and no condition exists that presents a material risk to the Company of incurring such a liability. This includes but is not limited to any unfunded liabilities, or any other joint and several, potential, contingent or actual, or other similar liabilities, on account of or in connection with any of the Benefit Plans in which the Company is a participating employer.
(m)All employee data necessary to administer each Benefit Plan in accordance with its terms and conditions and all applicable laws is in the possession of the Company and such data is complete, correct, and in a form which is sufficient for the proper administration of each Benefit Plan.
(n)There is no Benefit Plan, and the Company has never sponsored a Benefit Plan, that is a nonqualified deferred compensation plan that is subject to Section 409A of the Code.
(o)Neither the Company nor another “party in interest” or any “disqualified person” with respect to any Benefit Plan that is subject to ERISA or the Code has engaged in a “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code or engaged in a similar transaction with respect to any such Benefit Plan that is reasonably expected to result in a material Tax.
(p)No reportable event, as defined in ERISA, has occurred in connection with the Benefit Plans.

3.20Insurance. The Company is insured under the insurance policies listed on Schedule 3.20 of the Disclosure Schedule (the “Insurance Policies”). The Company is in compliance in all material respects with the terms and provisions of such Insurance Policies. Except as disclosed on Schedule 3.20 of the Disclosure Schedule, as of the date hereof, there are no pending claims under any such Insurance Policy as to which the respective insurers have denied coverage. The Company has made available to Buyer true and complete copies of all such Insurance Policies. Schedule 3.20 of the Disclosure Schedule also describes any self-insurance or co-insurance arrangements by or affecting the Company, including any reserves established under such insurance. Each Insurance Policy is in full force and effect as of the date hereof. The Company is current in all premiums or other payments previously due under such Insurance Policies. Since the Balance Sheet Date, the Company has given timely notice to the insurer of all material claims that may be insured under such insurance policies.
3.21Brokers. Except as set forth on Schedule 3.21 of the Disclosure Schedule, the Company has not engaged any broker, finder or similar agent with respect to the transactions contemplated by this Agreement, and the Company is not under any obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the transactions contemplated by this Agreement as a result of any agreement of the Company.
3.22Compliance with Environmental Laws. Each of the representations and warranties set forth in this Section 3.22 is subject in all respects to the further qualifications and disclosures set forth on Schedule 3.22 of the Disclosure Schedule.
(a)For purposes of this Agreement, the following definitions shall apply:
(i)“Environment” shall mean soil, surface waters, groundwaters, land, surface or subsurface strata and indoor and outdoor ambient air.
(ii)“Environmental Claim” shall mean any litigation, proceeding, order, claim, demand, directive, summons, complaint, written notice, written notice of violation, written information demand, cause of action or citation, from any governmental authority or third party asserting rights or obligations relating to Environmental Laws or the discharge, release or disposal of Hazardous Substances into the Environment.
(iii)“Environmental Laws” shall mean all foreign, federal, state and local statutes, regulations, rules and ordinances relating to pollution or the protection of the Environment, management of Hazardous Substances or the discharge of Hazardous Substances into the Environment.
(iv)“Hazardous Substances” shall mean any substance that is a “hazardous substance,” “hazardous waste,” “toxic substance,” “toxic waste,” “pollutant,” “contaminant” or words of similar import under any Environmental Law including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), and the Clean Air Act (42 U.S.C. §7401 et seq.), and including, without limitation, which contains polychlorinated biphenyl, asbestos or gasoline, diesel fuel or other petroleum hydrocarbons or volatile organic compounds.

(b)Except as set forth on Schedule 3.22(b) of the Disclosure Schedule, the Company and the business and operations of the Company during the past five years have been and are in material compliance with all applicable Environmental Laws.
(c)Except as set forth on Schedule 3.22(c) of the Disclosure Schedule, the Company has obtained all material permits, licenses and authorizations required under applicable Environmental Laws for its operations and business and the business and operations of the Company are and have been during the last five years in material compliance with the terms and conditions of such required permits, licenses and authorizations, to the extent required.
(d)There is no pending or, to the Company’s knowledge, threatened material Environmental Claim against the Company,
(e)To the Company’s knowledge, none of the following has existed or currently exists at any property or facility currently owned or operated by the Company or has existed during the period the Company has currently owned or operated such property or facility: (i) underground storage tanks; (ii) friable asbestos-containing materials; (iii) materials or equipment containing polychlorinated biphenyls; or (iv) landfills, surface impoundments or hazardous waste disposal areas.
(f)The Company has not either expressly or by operation of law, assumed or undertaken any liability, including without limitation any material obligation for corrective or remedial action, of any other Person related to any Environmental Laws.
(g)The Company has provided access to complete and correct copies of (i) all current permits, licenses and authorizations required under applicable Environmental Laws for the operation of the Company, (ii) all written reports, correspondence, assessments and investigations within its possession concerning disposals, spills, leaks, releases (including past disposal, spills, leaks or releases) and potential releases of Hazardous Substances into the Environment at the Company’s places of business or, with respect to any Hazardous Substances generated by the Company, released at any off-site locations and (iii) all written reports, correspondence, assessments and investigations regarding any alleged violation of Environmental Law by the Company or its business or operations.
3.23Affiliate Transactions. Except for employment relationships and the payment of compensation and benefits in the ordinary course of business or as disclosed on Schedule 3.23 of the Disclosure Schedule, the Company is not a party to any contract or other arrangement with any stockholder, officer, director or Affiliate of the Company. As used herein, the term “Affiliate” shall have the meaning given to it under Rule 405 promulgated under the Securities Act of 1933, as amended.
3.24Customers and Suppliers. Except as set forth on Schedule 3.24 of the Disclosure Schedule, no Major Customer and/or Major Supplier has notified the Company in writing that it intends, and to the Company’s knowledge no Major Customer and/or Major Supplier intends, to terminate or materially and adversely modify its relationship with the Company. Except as set forth on Schedule 3.24 of the Disclosure Schedule, no Major Customer or Major Supplier of the Company has during the last twelve months (i) materially decreased or limited, or threatened, in writing, to materially decrease or limit, its purchase of the Company’s products, or its supply of materials or services to the Company, as the case may be and/or (ii) provided written notice to the Company that it intends to materially breach, repudiate, terminate or otherwise fail to perform a material portion of any existing written contract or will not consider the Company for future work. Schedule 3.24 of the Disclosure Schedule lists the twenty largest customers of the Company by sales during the twelve (12) month period from September 1, 2020 through August 31, 2021 (each a “Major Customer”). Schedule 3.24 of the Disclosure Schedule lists all contracts that require the Company to hold client funds in a separate account, in escrow, or designate such funds as restricted cash for purposes of its books and records. Schedule 3.24 of the Disclosure Schedule also lists the ten (10) largest suppliers of the Company by expenses of the Company for materials or services purchased during the period September 1, 2020 through August 31, 2021 (each a “Major Supplier”).
3.25Absence of Questionable Payments.
(a)The Company has not engaged in any activity, practice or conduct which would constitute an offense under the U.S. Foreign Corrupt Practices Act of 1977 or any other law, rule or regulation otherwise relating to bribery or corruption of any relevant jurisdiction where the Company conducts its business (collectively, “Applicable Anti-Corruption Laws”).
(b)No Associated Person has engaged in any activity, practice or conduct which would constitute a violation under Applicable Anti-Corruption Laws. As used herein, “Associated Person” means in relation to the Company, its officers, directors, employees and agents and of any Subsidiary of the Company.
(c)The Company has not received notice that it is or has been the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body or any customer regarding any violation or alleged violation under the Applicable Anti-Corruption Laws.
3.26Bank Accounts. The attached Schedule 3.26 of the Disclosure Schedule lists all of the Company’s bank accounts (designating each authorized signatory).
3.27Books and Records. The minute books and stock record books of the Company, all of which have been made available to Buyer, have been maintained in accordance in all material respects with sound business practices. Upon the consummation of the Closing, all of those material books and records will be in the possession of the Company.
3.28Compliance with OFAC. None of the Company or any director, officer, agent, employee or Affiliate of the Company is a Person that is, or is owned or controlled by a Person that is, currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State) or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Sudan and Syria.
3.29Funds Flow Memo. The Funds Flow Memo is true and correct and accurately reflects the payment of all Closing Indebtedness and Company Expenses and the distribution of remaining Closing Merger Consideration to the Shareholders in accordance with the Company’s governing documents and relevant law.
3.30Full Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to the Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer hereby represents and warrants to the Shareholders and the Company that each of the statements contained in this Article 4 is true and correct as of the date hereof.
4.1Organization, Power and Standing. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite power and authority to own, lease and operate its properties and to carry on its business as such business is conducted on the date hereof.
4.2Power and Authority; No Conflict. The Buyer has full power and authority and has taken all required action necessary to permit it to execute and deliver and to carry out the terms of this Agreement and all other agreements, instruments and documents to be executed and delivered by the Buyer as contemplated hereby and none of such actions will result in any violation of, be in conflict with or constitute a default under any charter, by-law, organizational document, Legal Requirement, contract, agreement or instrument to which the Buyer is a party or by which the Buyer or its assets are bound. The Buyer has duly and validly authorized the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Buyer is a party.
4.3Consents and Approvals. Except for the approval of the Company’s board of directors, no consent, order, approval, authorization, declaration or filing from or with any governmental authority or third party is required on the part of the Buyer for or in connection with the execution, delivery and performance of this Agreement or any other agreement, instrument or document contemplated hereby by the Buyer and the consummation by the Buyer of any of the transactions contemplated herein or therein.
4.4Validity and Enforceability. Assuming the valid execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and each other agreement, instrument and document of the Buyer contemplated hereby will be when executed and delivered by the Buyer, the valid and legally binding obligation of the Buyer, enforceable against it in accordance with their respective terms, subject, however, to applicable bankruptcy, insolvency and other laws affecting the rights and remedies of creditors and to general equitable principles.
4.5Brokers. The Buyer has not engaged any broker, finder or similar agent with respect to the transactions contemplated by this Agreement, and the Buyer is not under any obligation to pay any broker’s fee, finder’s fee, commission or similar amount in connection with the consummation of the transactions contemplated by this Agreement.
4.6Diligence and Receipt of Information. Buyer (i) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of such Buyer’s participation in the transactions under this Agreement or has been able to consult with professionals who are able to enable Buyer to appreciate those merits and risks; and (ii) in furtherance and not in limitation of the foregoing, has read carefully, fully understood, and if appropriate, discussed with the Buyer’s legal and financial advisers this Agreement and the Schedules.
4.7Compliance with OFAC. None of the Buyer or any director, officer, agent, employee or Affiliate of the Buyer is a Person that is, or is owned or controlled by a Person that is, currently the subject or target of Sanctions, nor is the Company located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Sudan and Syria
4.8Litigation. There are no actions, claims, suits, proceedings, or investigations pending, or to Buyer’s knowledge, threatened against it, before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, adversely affecting this Agreement or any action taken or to be taken or documents executed or to be executed pursuant to or in connection with the provisions of this Agreement.
4.9Full Disclosure. No representation or warranty by the Buyer in this Agreement or any certificate or other document furnished or to be furnished to the Company, the Representative, or any Shareholder pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading
ARTICLE 5
COVENANTS
5.1Conduct of Business Before the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall (x) conduct the business of the Company in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization and business of the Company and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company. Without limiting the foregoing, from the date hereof until the Closing Date, the Company shall:
(a)preserve and maintain all of its Authorizations;
(b)pay its debts, Taxes and other obligations when due;
(c)maintain the properties and assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(d)continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;
(e)defend and protect its properties and assets from infringement or usurpation;
(f)perform all of its obligations under all Material Contracts relating to or affecting its properties, assets or business;
(g)maintain its books and records in accordance with past practice;
(h)comply in all material respects with all applicable Legal Requirements;
(i)commence a review of its financial statements for the quarterly period ending September 30, 2021, and exercise commercially reasonable efforts to respond to requests of the Independent Auditor to complete the review on or before the Closing; and
(j)not take or permit any action that would cause any of the changes, events or conditions described in Section 3.8 to occur.
5.2Access to Information. From the date hereof until the Closing, the Company shall (a) afford Buyer and its representatives full and free access to and the right to inspect all of the properties, assets, premises, books and records, Material Contracts and other documents and data related to the Company; (b) furnish Buyer and its representatives with such financial, operating and other data and information related to the Company as Buyer or any of its representatives may reasonably request; and (c) instruct the representatives of the Company to cooperate with Buyer in its investigation of the Company. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement.
5.3No Solicitation of Other Bids.
(a)The Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of shares of capital stock or other equity securities of the Company; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.

(b)In addition to the other obligations under this Section 5.3, the Company shall promptly (and in any event within three business days after receipt thereof by the Company or its Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.
(c)The Company agrees that the rights and remedies for noncompliance with this Section 5.3 include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Buyer and that money damages would not provide an adequate remedy to the Buyer.
(d)This Section 5.3 shall expire at 11:59 p.m. on November 1, 2021, unless the Closing Date is otherwise extended by written agreement of the Buyer, the Company, and the Representative or the parties have consummated the transactions contemplated by this Agreement.
5.4Shareholders Consent. The Company has obtained the affirmative written consent of the Shareholders representing at least two-thirds of the Company’s outstanding common shares and two-thirds of the Company’s outstanding Series F Preferred Stock to the transactions contemplated herein (the “Written Consent”), which Written Consent has been delivered to the Buyer.
5.5Notice of Certain Events.
(a)From the date hereof until the Closing, the Company shall promptly notify Buyer in writing of:
(i)any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Article 6 to be satisfied;
(ii)any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(iii)any notice or other communication from any governmental authority in connection with the transactions contemplated by this Agreement;
(iv)any action, arbitration, litigation, proceeding or governmental investigation commenced or, to the Company’s Knowledge, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date of this

Agreement, would have been required to have been disclosed pursuant to Section 3.14 or that relates to the consummation of the transactions contemplated by this Agreement; and
(v)any finding of weaknesses or deficiencies with respect to the Independent Auditor’s audit with respect to the quarter ended September 30, 2021.
(b)The Buyer’s receipt of information pursuant to this Section 5.5 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement and shall not be deemed to amend or supplement the Disclosure Schedules.
5.6Tax Matters.
(a)Tax Indemnification. The Representative, acting on behalf of the Shareholders, shall indemnify the Company and the Buyer from and against any and all Losses attributable to (i) all Pre-Closing Taxes (or the nonpayment thereof), (ii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring prior to the Closing, (iii) Taxes arising from or attributable to any inaccuracy in or breach of any representation or warranty made in Section 3.9 hereof, and (iv) Taxes arising from or attributable to any breach of any Tax covenant under this Agreement. Notwithstanding the foregoing, neither Buyer nor the Company shall have any right to indemnification under this Agreement with respect to, or based on, Taxes to the extent such Taxes (i) are attributable to taxable periods (or portions thereof) beginning after the Closing Date, (ii) are due to the unavailability in any taxable period (or portion thereof) beginning after the Closing Date of any net operating losses, credits or other similar Tax attributes from a Pre-Closing Tax Period, (iii) result from transactions or actions taken by the Company, Buyer, or any of their respective Affiliates after the Closing that are not contemplated by this Agreement or (iv) were already taken into account in the calculation of the Closing Working Capital or the Closing Merger Consideration.
(b)After the Closing, all refunds or other amounts received or receivable by the Buyer, the Company or any Affiliate thereof in respect of Taxes of the Company for any Pre-Closing Tax Period shall be paid, net of any income tax effect to the Company related to the receipt thereof, to each applicable Shareholder promptly upon receipt, except to the extent such refunds were reflected on the statement of the Closing Working Capital and taken into account in the calculation of the Closing Merger Consideration. Upon the Representative’s request and at the Shareholders’ expense, Buyer shall file (or cause to be filed) all Tax Returns (including amended Tax Returns) or other documents claiming any refunds, including through the carryback of any net operating losses that are attributable to a Pre-Closing Tax Period, to which the Shareholder is entitled pursuant to this Section 5.6(b). Any payments required to be made under this Section 5.6(b) shall be made in immediately available funds to the Shareholders based on each Shareholder’s Pro Rata Share, within fifteen (15) calendar days of the receipt of the applicable refund and written notice of the same shall be made by the Company to the Representative. The Buyer shall not cause or permit the Company to amend, and the Company shall not amend, the Tax Returns of the Company in respect of any Pre-Closing Tax Period without the prior written consent of the Representative, on behalf of the Shareholders (such consent not to be unreasonably withheld, delayed or conditioned). In the event that any net operating losses attributable to a Pre-Closing Tax Period were carried back based upon the Representative’s request as provided herein, and any deductions relating to the carryback of such net operating losses and corresponding tax refunds are reduced or denied by any taxing authority, the Representative, on behalf of the Shareholders, shall indemnify and hold harmless Buyer for any Tax assessed or refund offset by such taxing authority by reason of such reduction or disallowance.
(c)Tax Returns
(i)The Representative shall prepare or cause to be prepared, at the Shareholders’ cost and expense, all federal, state, local and foreign income and franchise Tax Returns of the Company for the Pre-Closing Tax Period required to be filed by the Company, the due date of which (taking into account extensions) occurs after the Closing Date, and will make available to Buyer drafts of such returns for its review and approval not later than thirty-five (35) business days prior to filing (such approval not to be unreasonably withheld, delayed or conditioned). Any Tax Return filed pursuant to the preceding sentence shall to the extent that such Tax Return shows a net operating loss of the Company, such net operating loss shall be carried back to previous Tax periods of the Company to the maximum extent permitted by applicable Legal Requirement. The Representative shall prepare or cause to be prepared, and timely file, all other Tax Returns of the Company for any other Pre-Closing Tax Period, the due date of which (taking into account extension) occurs after the Closing Date and will make available to Buyer drafts of such returns for their review and approval, not later than thirty-five (35) business days prior to the due date for filing such Tax Return by the Representative. All such Tax Returns shall be prepared in a manner consistent with the positions taken, and with accounting methods used, on the Tax Returns filed by or with respect to the Company prior to the Closing Date, unless otherwise required by applicable tax law or as agreed to by the Representative, on behalf of the Shareholders, and Buyer.
(ii)Without the prior written consent of Representative, on behalf of Shareholders, Buyer shall not amend any Tax Returns or make or change any Tax elections or accounting methods or agree to the extension or waiver of the statute of limitations period or take any other action that has the effect of extending the period of assessment or collection of any Taxes, in each case with respect to the Company, relating to any Pre-Closing Tax Period or Straddle Period. Upon determination by Buyer that such amendment or making or changing of any Tax elections or accounting methods is required by applicable tax law, Buyer shall promptly notify the Representative in writing of such determination. If the Representative disagrees with such determination, the Representative shall notify Buyer of such disagreement. If the parties are unable to resolve such disagreement within fifteen (15) business days of such notification, then such disagreement shall be resolved by submitting such disagreement for resolution to the Tax Accountant (as hereinafter defined) in accordance with the procedures set forth in the following paragraph.
(iii)In the event of any disagreement between Buyer and the Representative regarding any Tax Return to be filed under this Section 5.6 that cannot be resolved by the fifteenth (15th) business day prior to the due date for such Tax Return (including any applicable extensions), such disagreement shall be resolved by an accounting firm mutually agreeable to Buyer and the Representative (the “Tax Accountant”), and any such determination by the Tax Accountant shall be final. If the parties are unable to agree upon the selection of a Tax Accountant, then they will request the American Arbitration Association to furnish a list of not less than three certified public accounting firms to act as the Tax Accountant. Selection of the Tax Accountant will be made by the parties alternately striking any name from such list until only one name remains. The fees and expenses of the Tax Accountant shall be borne equally by Buyer on the one hand, and the Shareholders on the other. If the Tax Accountant does not resolve any differences between Buyer and Shareholders with respect to such Tax Return at least five (5) business days prior to the due date therefor (including any applicable extensions), such Tax Return shall be filed as prepared by the party having the responsibility hereunder for filing such Tax Return and thereafter amended, if necessary, to reflect the Tax Accountant’s resolution.
(iv)For purposes of this Agreement, in the case of any Taxes that are payable for a Straddle Period, the portion of such Tax attributable to the Pre-Closing Tax Period shall (A) in the case of any Taxes other than Taxes based upon or related to income, sales, gross receipts, wages, capital expenditures or expenses, be deemed to be the amount of such Tax for the Straddle Period multiplied by a fraction the numerator of which is the days in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period, and (B) in the case of any Tax based upon or related to income, sales, gross receipts, wages, capital expenditures or expenses, be deemed to be equal to the amount that would be payable if the Pre-Closing Tax Period ended on the Closing Date.
(d)Tax Audits. Buyer shall notify Representative in writing within ten (10) calendar days after receipt by Buyer of written notice of any pending federal, state, local or foreign Tax audit or examination or notice of deficiency or other adjustment, assessment or redetermination relating to Taxes that may give rise to a claim for indemnification against the Shareholders pursuant to Section 5.6(a) (each, a “Tax Matter”), describing the claim in reasonable detail, the amount thereof and the basis therefor; provided, however that Buyer’s failure to so notify Representative shall not limit Buyer’s rights under this Article except to the extent that the Shareholders are materially prejudiced by such failure. Representative shall promptly notify Buyer in writing upon receipt by Representative of notice of any Tax audits, examinations or assessments that could give rise to Taxes of or with respect to the Company.
(e)Representative shall have the right to represent the Company’s interest in any Tax Matter for any Pre-Closing Tax Period and to employ counsel of its choice at the expense of the Shareholders; provided, however, that if such Tax Matter could reasonably be expected to increase the Tax liability of Buyer, the Company or any of Buyer’s Affiliates in any Post-Closing Tax Period, Representative shall (i) notify Buyer of significant developments with respect to any such Tax Matter and keep Buyer reasonably informed and consult with Buyer as to the resolution of any issue that would materially affect Buyer or any such Affiliate, (ii) give to Buyer a copy of any Tax adjustment proposed in writing with respect to such Tax Matter and copies of any other written correspondence with the relevant taxing authority relating to such

Tax Matter, (iii) not settle or compromise any issue in a manner that would reasonably be expected to increase Taxes payable by the Company or by Buyer or any of its Affiliates in any Post-Closing Tax Period without the consent of Buyer (which shall not be unreasonably withheld, delayed or conditioned) and (iv) otherwise permit Buyer to participate in all aspects of such Tax Matter, at Buyer’s own expense. Subject to the foregoing, Buyer shall cause the Company, and the Company shall, execute all documents and take all such other actions necessary to implement any agreement reached by Representative and a Tax authority on a Tax Matter governed by this paragraph (e).
(f)In the case of a Straddle Period or Post-Closing Tax Period, Buyer shall have the sole right to control all Tax audits of the Company; provided, however, that if such Tax audit may give rise to a claim for indemnification against the Shareholders pursuant to Section 5.6(a), Buyer shall (i) notify Representative in writing of significant developments with respect to any Tax audits, examinations or proceedings that could give rise to a Loss for which the Shareholders are responsible under Section 5.6(a) and Article 7, and keep Representative reasonably informed and consult with Representative as to the resolution of any issue that would materially affect Representative and/or Shareholders, (ii) give to Representative a copy of any Tax adjustment proposed in writing with respect to such Tax audit, examination or proceeding and copies of any other written correspondence with the relevant taxing authority relating to such Tax audit, examination or proceeding, (iii) not settle or compromise any issue in a manner that would reasonably be expected to increase Taxes indemnifiable by the Shareholders under Section 5.6(a) and Article 7, without the consent of Representative, which consent shall not be unreasonably withheld, conditioned or delayed and (iv) otherwise permit Representative to participate in all aspects of such Tax audit, examination or proceeding, at the Shareholders’ expense.
(g)Buyer shall have the sole right to control all Tax audits of the Company not described in subsection (e) or (f) of this Section 5.6, to the extent they relate to a Post-Closing Tax Period. Representative, on behalf of the Shareholders, shall have the sole right to control all Tax audits of the Company not described in subsection (e) or (f) of this Section 5.6, to the extent they relate to a Pre-Closing Tax Period.
(h)Cooperation in Tax Matters. Each party to this Agreement shall provide the other parties with such assistance as may be reasonably requested by such party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administration contest or proceedings relating to liability for Taxes, and shall provide the other parties with any available records or information that may be relevant to such Tax Return, audit, examination, contest, proceedings or determination. Such assistance shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include providing copies of any relevant Tax Return and supporting work schedules. The party requesting assistance hereunder shall reimburse the other parties for reasonable out-of-pocket expenses incurred in providing such assistance (in the case of the Representative, on behalf of the Shareholders).
(i)Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne by Buyer and Shareholders equally and shall be paid when due, and the Representative shall inform the Shareholders that they must, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, Buyer will join in any such Tax Returns and other documentation.
5.7Books and Records. From and after the Closing, the Buyer will cause the Company to maintain a reasonable records retention policy. After the Closing, the Representative, and its accountants, lawyers and other representatives shall be entitled at all reasonable times to have access to and to make copies of: (a) the books and records and other information of the Company (or any successor to the Company) for the period prior to the Closing for any purpose relating to the Shareholders’ ownership of the Company prior to the Closing including, without limitation, the preparation of Tax Returns; and (b) with respect to any period included in the calculation of the Earnout, for any reasonable purpose of verifying the accuracy of the Earnout Statements. In the event of any litigation or threatened litigation between the parties relating to this Agreement or the transactions contemplated hereby, the covenants contained in this Section 5.7 shall not be considered a waiver by any party of any right to assert the attorney-client privilege. Prior to destruction of books and records relating to any Pre-Closing Tax Period for which the applicable statute of limitations has not expired, Buyer shall notify the Representative and give the Representative the opportunity to make copies of such books and records at the Representative’s expense.
5.8Non-compete.
(a)Following the Closing Date, for a period of five (5) years and, in the case of Mr. Jesse Loomis, three (3) years, each Restrictive Covenant Party (defined below in Section 5.8(b)) covenants that:
(i)it will not and will cause its Affiliates to not, directly or indirectly acquire, own, participate or engage in, or be employed by, an entity (other than the Company) anywhere in the world that is engaging in the online marketing, auctioning, valuation, asset management, advertising, or dealer management services with respect to creating a marketplace for state and local governments in the following category of assets: real estate foreclosures and tax lien sales; provided, however, that, for purposes of this Section 5.8, ownership of securities having less than five percent (5%) of the outstanding voting power of any competitor that are listed on any national securities exchange shall not be deemed to be in violation of this Section 5.8 as long as such Restrictive Covenant Party has no other connection or relationship with such competitor;
(ii)with respect to the Company’s employees and any of the Company’s customers and suppliers (such customers and suppliers, together with the employees of the Company, being “Company Contacts”), each Restrictive Covenant Party covenants that such Restrictive Covenant Party will not directly or indirectly, without Buyer’s prior written consent, solicit or otherwise interfere with the relationship between the Company and any Company Contact.

(b)“Restrictive Covenant Party” means any Shareholder holding Shares in the Company that represent at least a twenty percent (20%) ownership of the Company as of the date of Closing, and each of the following individuals: (a) Norman Understein; (b) P. Richard Zitelman; (c) Jesse Loomis, given that Mr. Loomis is receiving a portion of the Company’s Closing Merger Consideration as an officer and a director of the Company; and (d) Gary DeLapp given that he is receiving a portion of the Company’s Closing Merger Consideration as a director of the Company.
(c)Notwithstanding Section 5.8(a) or anything herein to the contrary, Buyer consents to the following activities, which shall not be considered to be a violation of this Section 5.8: for U.S.A. Management Corporation (or any other company owned, operated, or managed by Norman Understein) to continue to employ Tuyen Ma on a part-time basis; provided that U.S.A. Management Corporation (or such other company) is solely responsible for all aspects of its own employment relationship, including applicable tax withholding and payroll tax requirements, and each party acknowledges that Tuyen Ma may pursue full-time employment with the other party if the other party offers her full-time employment. For the avoidance of doubt, Section 5.8(a) does not restrict a Restrictive Covenant Party from buying or selling real or tangible property for their personal benefit or investment either directly or indirectly through an affiliated company provided that it is unrelated to the Company’s business of creating a marketplace for real estate foreclosures and tax lien sales; subject to the proviso that Mr. Loomis remains subject to Buyer’s Code of Conduct, policies and procedures, including, without limitation, those relating to conflicts of interest.
5.9Confidentiality. From and after the Closing, each Restrictive Covenant Party shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause it’s or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that such Restrictive Covenant Party can show that such information (a) is generally available to and known by the public through no fault of such Restrictive Covenant Party, any of its Affiliates or their respective representatives; or (b) is lawfully acquired by such Restrictive Covenant Party, any of its Affiliates or their respective representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If a Restrictive Covenant Party or any of its Affiliates or their respective representatives are compelled to disclose any information by judicial or administrative process or by other Legal Requirement, such Restrictive Covenant Party shall promptly notify the Buyer in writing and shall disclose only that portion of such information which such Restrictive Covenant Party is advised by its counsel in writing is legally required to be disclosed, provided that such Restrictive Covenant Party shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.
5.10Waiver and Release. Each Shareholder executing this Agreement or a Shareholder Joinder waives any claim such Shareholder may have against the Company, Buyer or Merger Sub with respect to any consideration payable under this Agreement to the extent that Buyer makes any payment in accordance with the Funds Flow Memo or a Shareholder’s Pro Rata Share set forth on Annex I. Any payments that Buyer makes in accordance with the Funds Flow Memo will be deemed to have been made in accordance with this Agreement, and Buyer’s obligation to make payments under this Agreement shall be deemed to have been satisfied. Each

Shareholder acknowledges that Representative prepared the Funds Flow Memo and Representative is responsible for the amounts and calculations set forth on the Funds Flow Memo. Each Shareholder agrees not to bring or assert a claim against the Company, Buyer, Merger Sub or any of their Affiliates arising out of such Shareholder’s ownership interest in the Company or the amounts payable to such Shareholder in connection with this Agreement, so long as the Shareholder is paid in accordance with the Company’s Articles of Incorporation, as amended, and the Funds Flow Memo provided by the Representative.
5.11Remaining Shareholder Joinder. The Representative shall use reasonable best efforts to cause each Shareholder of the Company who did not sign this Agreement as of the date hereof (the “Remaining Shareholders”) to execute a joinder to this Agreement, in the form attached hereto as Exhibit B (a “Shareholder Joinder”) via DocuSign or any other legally binding execution method before a Shareholder receives the first payment that it is entitled to as set forth on the Funds Flow Memo. Buyer shall deposit with the Escrow Agent all amounts set forth on the Funds Flow Memo that are attributable to a Remaining Shareholder, and it will direct the Escrow Agent to pay such amount to such Remaining Shareholder in accordance with Section 1.8(g) once such Remaining Shareholder has executed a Shareholder Joinder.
5.12Buyer Bonus Programs. If the Company adopts an employee incentive program after Closing, then Buyer will, and will cause the Company to, include a provision in such plan that requires the Company to achieve a minimum Non-GAAP Adjusted EBITDA through December 31, 2022, of at least $4,250,000 before participants are eligible to receive compensation under such plan.
5.13Incentive Plan. To satisfy up to $5,600,000 of the Company’s obligations to Jesse Loomis under the Incentive Plan, in his capacity as president of the Company, Buyer will issue him 125,000 restricted stock units of the Buyer’s stock in accordance with the terms of the Employment Agreement.
5.14Closing Conditions. From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article 6.
5.15Contingency Escrow. The Representative acknowledges that it may not, and it will cause any individual controlling the Contingency Escrow not to, use the funds in the Contingency Escrow to settle, pay or resolve any dispute or claim asserted by a current or former Shareholder in connection with such Shareholder’s Shares or ownership interest in the Company against the Company, the Buyer, the Merger Sub, or any of their current or former directors or officers without the Buyer’s prior written consent. Any such claim or dispute will be resolved in accordance with the procedures described in Section 7.4.
5.16Shareholders. The Company shall promptly update Schedule 3.6 of the Disclosure Schedule to the extent it determines that any transfer of Shares has occurred without prior notice to the Company. If the supplement or update discloses an event or condition which reasonably could be expected to be material to the transactions contemplated under this Agreement, then Buyer may terminate this Agreement under Section 8.1.

5.17Employment and Consulting Agreements. Notwithstanding anything herein or in the Employment Agreement to the contrary, during the Earnout Period, Buyer shall not terminate, nor cause the Company to terminate, (i) the Employment Agreement or Mr. Loomis’s employment with the Company except for cause or (ii) the Personal Services Agreement currently existing between the Company and Representative except for cause.
ARTICLE 6
CONDITIONS TO CLOSING
6.1Conditions Precedent to the Buyer’s Obligations. The obligation of the Buyer to consummate the Merger and other transactions contemplated by this Agreement is expressly subject to the fulfillment or express written waiver of the following conditions on or prior to the Closing Date:
(a)Representations and Warranties True. Each of the representations and warranties contained in Articles 2 and 3 shall be true and correct in all material respects (other than representations and warranties that are qualified by materiality, which shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except as a result of any event or circumstance contemplated, or any action or inaction required, by this Agreement or otherwise approved in writing by the Buyer, and except for any representation or warranty that expressly relates to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).
(b)Covenants Performed. The Company shall have performed in all material respects, on or before the Closing Date, all obligations contained in this Agreement that by the terms hereof are required to be performed by them on or before the Closing Date.
(c)No Injunction, Etc. There shall not be any order of any court of competent jurisdiction or governmental agency restraining or invalidating the material transactions that are the subject of this Agreement.
(d)Required Consents. All of the approvals, consents and licenses listed on Schedule 6.1(d) of the Disclosure Schedule shall have been obtained.
(e)Material Adverse Effect. From the date of this Agreement, a Company Material Adverse Effect has not occurred, nor has any event or events occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Company Material Adverse Effect.
(f)Escrow Agreement. The Company and the Escrow Agent shall have executed and delivered the Escrow Agreement in substantially in the form attached as Exhibit A.
(g)Employment Agreement. Jesse Loomis has accepted the Company’s offer of employment (the “Employment Agreement”) and he has not rescinded his acceptance as of the Closing Date.

(h)Funds Flow. The Company shall have delivered to Buyer the Funds Flow Memo.
(i)Approvals. The Company shall have received the approval of its board of directors and the approval of the shareholders in accordance with applicable Maryland law. The Company shall also have received necessary waivers of any right of first refusal, co-sale or other similar rights as to the purchase of any Company capital stock, if any.
(j)Dissenting Stockholders. Holders of no more than 25% of the outstanding Shares as of immediately before the Effective Time, in the aggregate, have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section §3-202 of the MGCL with respect to such Shares.
(k)Legal Opinion. Buyer shall have received an opinion from counsel to the Company dated as of the Closing Date and addressed to Buyer, substantially in the form attached as Exhibit D.
(l)FIRPTA Certificates. The Company shall have delivered to Buyer a statement that the interest in the Company is not a United States real property interest as contemplated by Section 1.1445-2(c)(3).
(m)Accredited Investor Questionnaire. Jesse Loomis has not rescinded the delivery of his Accredited Investor Questionnaire provided to him by Buyer, and such completed questionnaire shall be acceptable to Buyer.
(n)Personal Guarantees. Norman Understein, P. Richard Zitelman and Gary DeLapp have each delivered executed personal guarantees relating to the Contingency Escrow, substantially in the form attached as Exhibit E.
(o)Audit and Financial Weaknesses. The Company has corrected or remediated (or in a form reasonably acceptable to the Buyer, has adopted a plan to correct or remediate) any deficiency or weakness identified in the Audit or the Buyer’s financial due diligence.
(p)Incentive Plan. The Company has adopted an amendment to the Incentive Plan, in a form reasonably acceptable to Buyer, and approved by the Company’s board of directors and approved by a majority of the Shareholders pursuant to the Joinder Agreement.
6.2Conditions Precedent to the Company’s Obligations. The obligation of the Company to consummate the transactions contemplated by this Agreement is expressly subject to the fulfillment or express written waiver of the following conditions on or prior to the Closing Date:
(a)Representations and Warranties True. Each of the representations and warranties of the Buyer contained in Article 4 shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date.

(b)Obligations Performed. The Buyer shall have performed in all material respects, on or before the Closing Date, all obligations contained in this Agreement that by the terms hereof are required to be performed by the Buyer on or before the Closing Date.
(c)No Injunction, Etc. There shall not be any order of any court of competent jurisdiction or governmental agency restraining or invalidating the material transactions that are the subject of this Agreement.
(d)Closing Payments. The Buyer shall have made the payments contemplated by Section 1.2.
(e)Approvals. The Buyer shall have received the approval of its board of directors, per the Buyer’s governance documents and applicable law.
(f)Escrow Agreement. The Buyer and the Escrow Agent shall have executed and delivered the Escrow Agreement substantially in the form attached as Exhibit A.
ARTICLE 7
SURVIVAL; INDEMNIFICATION
7.1Survival. The representations and warranties contained in this Agreement and in any certificate delivered at the Closing pursuant to this Agreement shall survive the Closing until the date that is two (2) years after the Closing Date; provided, however that the representations and warranties in: (a) Sections 3.18 (Employees and Compensation) and 3.19 (Benefit Plans) shall survive the Closing until the three (3) year anniversary of the Closing Date and (b) Sections 2.1 (Title), 3.1 (Organization, Power and Standing), 3.2 (Power and Authority), 3.3 (Validity and Enforceability), 3.6 (Capitalization), 3.21 (Brokers), and 3.29 (Funds Flow Memo) (collectively, the “Fundamental Representations”) and representations and warranties directly underlying the Specific Indemnity Claims and representations and warranties in Section 3.12 (Intellectual Property) shall survive the Closing until the three (3) year anniversary of the Closing Date; except that the representations and warranties in Section 3.9 (Taxes) shall survive until sixty (60) calendar days after the applicable statute of limitations (including any extensions thereof either by operation of law or by tolling agreements executed, except, for the avoidance of doubt, to the extent any such tolling agreement is executed in contravention of Section 5.6(c)(iii)) has expired with respect to assessment of the Tax (each of the foregoing survival periods being the applicable “Cut-Off Date”). The covenants in this Agreement, to the extent they survive Closing, shall survive for the applicable statute of limitation (including any extensions thereof either by operation of law or by tolling agreements executed) except that Section 5.6 (Tax Matters) shall survive until sixty (60) calendar days after the applicable statute of limitations (including any extensions thereof either by operation of law or by tolling agreements executed, except, for the avoidance of doubt, to the extent any such tolling agreement is executed in contravention of Section 5.6(c)(iii)) applicable thereto has expired. No claim for breach of any representation, warranty, pre-Closing covenant or pre-Closing agreement may be brought after the applicable Cut-Off Date, except for claims (a) of which the Representative has been notified in writing with reasonable specificity by the Buyer that an indemnification claim is being made in accordance with Section 7.4 prior to the applicable Cut-Off Date or (b) of which the Buyer has been notified in writing with reasonable specificity by a Shareholder or the

Representative that an indemnification claim is being made in accordance with Section 7.4 prior to the applicable Cut-Off Date. The post-Closing covenants and post-Closing agreements contained in this Agreement shall survive in accordance with their respective terms. Any claims for fraud shall survive indefinitely.
7.2Indemnification of the Buyer.
(a)Subject to the other terms of this Article 7, from and after the Closing, the Shareholders shall indemnify the Buyer and the Company and hold them harmless against and in respect of any and all claims, demands, suits, proceedings, judgments, losses, liabilities, damages, costs and expenses, including without limitation reasonable attorney’s fees (collectively, but subject to Section 7.2(d), the “Losses”) actually incurred by the Buyer and the Company that arise or result from, on a several (but not joint) basis, (i) any breach of any of the representations or warranties contained in Article 2 (as modified by the Disclosure Schedule as supplemented or amended) by such Shareholder and (ii) any and all Losses arising as a result of the failure of such Shareholder to perform any of such Shareholder’s covenants or agreements contained herein (in either case of (i) or (ii), such Shareholder is referred to as a “Breaching Seller”). The indemnification obligations set forth in this Section 7.2(a) for Losses shall only apply to the Breaching Seller and shall not exceed, in the aggregate, an amount equal to the total amount of such proceeds received or proceeds to be received by Breaching Seller pursuant to this Agreement.
(b)Subject to the other terms of this Article 7, from and after the Closing, the Shareholders shall indemnify the Buyer and the Company and hold them harmless against and in respect of any and all Losses (subject to Section 7.2(e)) actually incurred by the Buyer that arise or result from, on a joint and several basis any breach of any of the representations or warranties contained in Article 3 (as modified by the Disclosure Schedule as supplemented or amended) (the “Article 3 Losses”).
(c)In addition to the foregoing, but subject to Section 7.2(e), the Shareholders shall indemnify the Buyer and the Company and hold them harmless against and in respect of any and all Losses (collectively, with the Article 3 Losses, the “Joint Obligations”) in connection with the claims set forth in Schedule 7.2(c) of the Disclosure Schedule (the “Specific Indemnity Claims”).
(d)In addition to the foregoing, the Shareholders agree to indemnify the Buyer and the Company and hold them harmless against and in respect of any and all Losses in connection with the PPP Loan.
(e)The Shareholders’ indemnification obligations under Joint Obligations shall be subject to the following limitations and conditions:
(i)in no event shall Buyer’s or the Company’s Losses include: (A) any indirect, consequential, incidental, exemplary, punitive or other special damages, or (B) any damages for claims of lost profits, loss of future revenue, diminution of value or multiple of earnings or revenue, unless such damages in (A) or (B) are expressly awarded by a court of competent jurisdiction to a third party and pursuant to a claim for indemnification under Section 7.4(b);

(ii)no claim shall be made unless the cumulative amount of Losses incurred by the Buyer or the Company exceeds 0.5% of the sum of (A) the Closing Merger Consideration plus (B) the amount of the Earnout actually received by the Shareholders, at which time the Buyer shall be entitled to an indemnity payment with respect to all such Losses from the first dollar; provided, however, that this provision shall not apply to breaches of representations, warranties, covenants and agreements contained in the Fundamental Representations, Section 3.9 (Taxes), Section 3.12 (Intellectual Property) or Section 5.6 (Tax Matters), the Specific Indemnity Claims, or fraud claims;
(iii)the Shareholders’ cumulative liability for Joint Obligations (specifically excluding any claim for fraud) shall not exceed, in the aggregate, the Article 3 Indemnity Cap and shall be paid only to the extent there are either: (x) funds available in the Escrow Account or the Contingency Escrow or (y) amounts owed (but not paid) by the Buyer to the Shareholders pursuant to the Earnout (and, in such case, only in accordance with Section 7.2(g)); provided, however, that this provision shall not apply to breaches of representations, warranties, covenants and agreements contained in the Fundamental Representations, Section 3.9 (Taxes), Section 3.12 (Intellectual Property) or Section 5.6 (Tax Matters), the Specific Indemnity Claims or fraud claims;
(iv)any claim against a Shareholder for a breach of the representations, warranties, covenants and agreements contained in the Fundamental Representations, Section 3.9 (Taxes), Section 3.12 (Intellectual Property) or Section 5.6 (Tax Matters), the Specific Indemnity Claims or with respect to fraud claims shall be limited to (A) the available funds in the Escrow Account and the Contingency Escrow; (B) any amount of earned, but unpaid Earnout; and (C) distributions of Closing Merger Consideration and Earnout actually received by such Shareholder; provided, however, that no such limitation will apply to limit (i) any liability of a Shareholder based on fraud committed by, or with the actual knowledge of, such Shareholder or (ii) any liability for a breach of a fiduciary obligation by a former officer or director of the Company;
(v)no claim shall be made with respect to Article 3 Losses to the extent a corresponding reserve for such Losses has been made on the Company’s Financial Statements, to the extent that there has been a corresponding equivalent reduction in the calculation of the Closing Working Capital, or to the extent the Buyer has recovered under any applicable insurance policy; and
(vi)the foregoing provisions of Section 7.2(e) shall not apply in respect of limiting the liability of a Restrictive Covenant Party for a breach of its covenants under Section 5.8 (Non-Compete) or Section 5.9 (Confidentiality).
(f)For the avoidance of doubt, none of the limitations set forth in Section 7.2(e) or otherwise in this Agreement limiting indemnification or recovery shall apply to recovery by Buyer of amounts included in Closing Indebtedness or Company Expenses and for all such amounts Buyer shall be entitled to a payment with respect to all such amounts from the first dollar.

(g)In determining the foregoing thresholds and in otherwise determining the amount of any Losses for which the Buyer is entitled to assert a claim for indemnification hereunder, the amount of any such Losses shall be determined after deducting therefrom the amount of any insurance proceeds actually received by the indemnified party (net of any out-of-pocket costs and expenses, deductibles and retentions) and other third-party recoveries (net of any out-of-pocket costs and expenses) actually received by the Buyer or the Company in respect of such Losses and the net amount of any Tax benefit actually realized in cash by the indemnified party (determined on a “with and without” basis by computing the indemnified party’s Tax liability with and without taking the deductibility of such Losses and all related Tax consequences into account) as a result of the deductibility of such Losses, taking into account the receipt of the related indemnity payment by the indemnified party in the taxable year of such Loss or any of the three (3) subsequent taxable years (each, a “Tax Benefit”); provided, however, that if such Tax Benefit is recognized by the indemnified party after an indemnification payment is made (but within such three (3) year taxable period), the indemnified party will pay within fifteen (15) calendar days of so recognizing such Tax Benefit to the relevant indemnifying party an amount equal to such reduction in cash Taxes paid; provided, further, if any such Tax Benefit is subsequently disallowed in the form of a final determination by any taxing authority (each, a “Disallowed Tax Benefit”), the indemnifying party shall pay an amount equal to such Disallowed Tax Benefit to such indemnified party within fifteen (15) calendar days of such disallowance. If an indemnification payment is received by the Buyer, and the Buyer or the Company later receives insurance proceeds, other third-party recoveries or Tax Benefits in respect of the related Losses, the Buyer shall immediately pay to the Representative (on behalf of the indemnifying Shareholders) a sum equal to the lesser of (y) the actual amount of such insurance proceeds, other third-party recoveries and Tax benefits or (z) the actual amount of the indemnification payment previously paid by the Representative (on behalf of such Shareholders) with respect to such Losses.
(h)Any amounts actually owed by the Shareholders under this Agreement pursuant to indemnification rights for Joint Obligations shall be subject to set off against any amounts owed by Buyer to Shareholders pursuant to the Earnout or otherwise payable pursuant to this Agreement, provided that (i) Buyer has exhausted all recovery against the Escrow Amount, (ii) no setoff shall be permitted in excess of the Article 3 Indemnity Cap (other than in connection with a Fundamental Representation), and (iii) no setoff shall be permitted with respect to any salary payable to a Shareholder. Any amounts actually owed by a Breaching Seller under Section 7.2(a) of this Agreement may be subject to set off against such Breaching Seller’s Pro Rata Share of any amounts owed by Buyer to Shareholders pursuant to the Earnout, or otherwise payable to such Breaching Seller pursuant to this Agreement, provided that (i) Buyer has exhausted all recovery against the Escrow Amount, and (ii) no setoff shall be permitted with respect to any salary payable to a Shareholder.
7.3Indemnification of the Representative and the Shareholders. Subject to the other terms of this Article 7, from and after the Closing, the Buyer and the Company agree to indemnify the Representative and each Shareholder and hold the Representative and each Shareholder harmless from all Losses actually incurred by the Representative and/or any Shareholder that arise or result from (a) any breach of any of the Buyer’s representations and warranties, (b) the failure of the Buyer to perform any of its covenants or agreements set forth herein or (c) the failure of the Company to perform any covenant or agreement set forth herein that by its terms is to be performed after the Closing. The Buyer and the Company’s cumulative liability for indemnification payments pursuant to this Section 7.3 for breaches of representation and warranties shall not exceed, in the aggregate, an amount equal to the Closing Merger Consideration plus the amount of the Earnout actually paid.
7.4Procedure for Indemnification.
(a)Any party entitled to make a claim for indemnification pursuant to this Article 7 shall promptly notify the indemnifying party of the claim in writing upon learning of such claim or the facts constituting such claim, describing the claim in reasonable detail, the amount thereof and the basis therefor. The indemnifying party will be relieved of its indemnification obligations hereunder only to the extent that it is prejudiced by the indemnified party’s failure to give such prompt notice. The party from whom indemnification is sought shall respond to each such claim within thirty (30) calendar days of receipt of such notice. No action shall be taken pursuant to the provisions of this Agreement or otherwise by the party seeking indemnification (unless reasonably necessary to protect the rights of the party seeking indemnification) until the later of (i) the expiration of the 30-day response period or (ii) thirty (30) calendar days following the expiration of the 30-day response period if a response, received within such 30-day period by the party seeking indemnification, requests an opportunity to cure the matter giving rise to indemnification (and, in such event, the amount of such claim for indemnification shall be reduced to the extent so cured).
(b)If a claim for indemnification pursuant to this Article 7 is based on a claim by a third party, the indemnifying party shall have the right to assume the entire control of the defense thereof, including at its own expense, employment of counsel reasonably satisfactory to the indemnified party, and, in connection therewith, the party claiming indemnification shall cooperate fully with the indemnifying party and make available to the indemnifying party all pertinent information under its control; provided, that the indemnified party may participate in any proceeding with counsel of its choice at its own expense. In such event, the indemnifying party shall have the right to settle or resolve any such claim by a third party; provided, that any such settlement or resolution contemplated by the Shareholders or the Representative where the Shareholders are the indemnifying party that involves any action by the Buyer other than the payment of money shall not be concluded without the prior written approval of the Buyer, which approval shall not be unreasonably withheld, delayed or conditioned; and, provided further, that any such settlement or resolution contemplated by the Buyer, as the indemnifying party, that involves any action other than the payment of money shall not be concluded without the prior written approval of each of the indemnified Shareholders, which approval shall not be unreasonably withheld, delayed or conditioned. Without limiting the generality of the foregoing, the Buyer will, and the Buyer will cause the employees of the Buyer and the Company to, cooperate fully with the Representative and each Shareholder in connection with any matter for which any Shareholder is the indemnifying party. Such cooperation shall include, without limitation, (i) assisting in the collection and preparation of discovery materials, (ii) meeting with (and making employees available to meet with) the indemnifying Shareholders and/or their counsel to prepare for and/or appear as witnesses at depositions, court proceedings and/or trial and (iii) providing to the Representative and the indemnifying Shareholders and/or their counsel all information under the control of the Buyer or the Company that is deemed reasonably necessary by the Representative or the indemnifying Shareholders and/or their counsel for the defense or prosecution of such matter. Notwithstanding the above, the indemnifying party will not be entitled to control (but will be entitled to participate at its, or their, own expense in the defense of), and the indemnified party will be entitled to have sole control over, the defense or settlement, compromise, admission or acknowledgment of any third party claim (i) as to which the indemnifying party fails to assume the defense within thirty (30) calendar days after the indemnified party gives notice thereof to the indemnifying party or (ii) to the extent the third party claim seeks an order, injunction, or other equitable relief against the indemnified party which, if successful, would materially adversely affect the business, operations, assets or financial condition of the indemnified party; provided, however, that the indemnified party may make no settlement, compromise, admission or acknowledgment that would give rise to liability on the part of the indemnifying party without the prior written consent of the indemnifying party (which consent may not be unreasonably withheld or delayed). For purposes of this Article 7, (A) if Buyer or the Company comprises the indemnified party, any notices to be given to (or delivered by) the indemnifying party shall be given to (or delivered by) the Representative (acting on behalf of the Shareholders), and (B) if Buyer or the Company comprises the indemnifying party, any notices to be given to (or delivered by) the indemnified party shall be deemed given to (or delivered by) the Representative (acting on behalf of the Shareholders).
(c)Payments. Once a loss is agreed to by the indemnifying party or is determined to be payable pursuant to this Article 7, the indemnifying party shall satisfy its obligations within fifteen (15) business days of such final, non-appealable adjudication by wire transfer of immediately available funds. The parties hereto agree that should the indemnifying party not make full payment of any such obligations within such fifteen (15) business day period, any amount payable shall accrue interest from and including the date of agreement of the indemnifying party or the final, non-appealable adjudication to the date such payment has been made at a rate per annum equal to 5%. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of calendar days elapsed. Payments hereunder due to the Buyer as an indemnified party from the Shareholders as the indemnifying party shall first be drawn from the Escrow Account.
7.5Subrogation.
(a)If (i) the Representative makes an indemnification payment hereunder, and (ii) the Buyer or the Company has or may have a claim against a third party (including, without limitation, any insurer) in respect of the related Losses, the Representative shall be subrogated to the rights and claims of the Buyer and the Company, as the case may be, against such third party. The Representative shall not, however, have the right to collect aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid by the Representative with respect to such Losses. The Buyer and the Company will execute and deliver to the Representative such documents and take such other actions as may reasonably be requested in order to give effect to this Section 7.5(a).
(b)If (i) the Buyer and/or the Company, as applicable, makes an indemnification payment hereunder, and (ii) the Representative or any of the Shareholders has or may have a claim against a third party (including, without limitation, any insurer) in respect of the related Losses, the Buyer and/or the Company, as applicable, shall be subrogated to the rights and claims of the applicable Shareholder against such third party. The Buyer and/or the

Company shall not, however, have the right to collect aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid by the Buyer and/or the Company with respect to such Losses. The Representative will execute and deliver to Buyer and/or the Company, as applicable, such documents and take such other actions as may reasonably be requested in order to give effect to this Section 7.5(b).
7.6Effect of Investigation. The representations, warranties and covenants of the indemnifying party, and the indemnified party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the indemnified party (including by any of its representatives) or by reason of the fact that the indemnified party or any of its representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the indemnified party’s waiver of any condition set forth in Section 6.1 or Section 6.2, as the case may be.
7.7Tax Treatment of Indemnity Payments. To the maximum extent permitted by law, the parties shall treat any indemnity payment made under this Agreement as an adjustment to the merger consideration for all federal, state, local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly.
ARTICLE 8
TERMINATION
8.1Termination. This Agreement may be terminated at any time before the Closing:
(a)by the mutual written consent of the Company and the Buyer;
(b)by the Buyer by written notice to the Company if:
(i)neither the Buyer nor Merger Sub is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 6 and such breach, inaccuracy or failure has not been cured by the Company within five days after the Company receives written notice of such breach from the Buyer; or
(ii)any of the conditions set forth in Section 6.1 have not been, or if it becomes apparent that any of such conditions will not be, fulfilled by November 1, 2021; or
(iii)if within five (5) business days after the execution and delivery of this Agreement by all of the parties hereto, the Company has not delivered to the Buyer the Written Consent.
(c)by the Company by written notice to the Buyer if:
(i)the Company is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Buyer or Merger Sub pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 6 and such breach, inaccuracy or failure has not been cured by the Buyer or Merger Sub within five days after Parent or Merger Sub receive written notice of such breach from the Company; or
(ii)any of the conditions set forth in Section 6.2 have not been, or if it becomes apparent that any of such conditions will not be, fulfilled by November 1, 2021, unless such failure is due to the failure of the Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing.
8.2Effect of Termination. If the Agreement is terminated in accordance with this Article 8, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:
(a)as set forth in this Article 8, in accordance with the parties’ confidentiality obligations, or as set forth in Article 9;
(b)that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof;
(c)if this Agreement is terminated as a result of a breach of this Agreement by Buyer, then Buyer shall reimburse the Company for its actual out of pocket fees incurred in the Audit.
ARTICLE 9
MISCELLANEOUS
9.1Notices. Any notices, demands and communications to a party hereunder shall be in writing and shall be deemed to have been duly given and received (a) if delivered personally or actually received, as of the date received, (b) if delivered by certified mail, return receipt requested, two (2) business days after being mailed, (c) if delivered by a nationally recognized overnight delivery service, one (1) business day after being sent to such delivery service or (d) if sent via facsimile, electronic mail or similar electronic transmission, as of the date received, to such party at its address set forth below (or such other address as it may from time to time designate in writing to the other parties hereto):
If to the Representative or to any Shareholder to:
USA B4A Sellers Rep LLC
8757 Georgia Ave #520
Silver Spring, Maryland 20910
Attention: Norman Understein
Telephone: (301) 650-9193
Email: normac@usacompanies.com

With a copy (which shall not constitute service) to:

Douglas M. Bregman, Esq.
7315 Wisconsin Avenue, Suite 800 West
Bethesda, Maryland 20814
Telephone: (301) 656-2707
Email: dbregman@bregmanlaw.com

If to the Buyer or the Company, to:
Liquidity Services, Inc.
6931 Arlington Road, Suite 200
Bethesda, MD 20814 United States
Attention: Chief Legal Officer and Corporate
Secretary
Telephone: (202) 467-5741
Email: Mark.Shaffer@liquidityservices.com with cc: legal@liquidityservices.com with a copy (which shall not constitute service) to:

    Squire Patton Boggs (US) LLP
4900 Key Tower
127 Public Square
Cleveland, OH 44114
Attention:     Michele L. Connell
Email:     michele.connell@squirepb.com

9.2No Waiver. No failure of any party to exercise and no delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.
9.3Amendments and Waivers. This Agreement may be modified, amended or waived only by a writing signed by the Company, the Buyer and the Representative.
9.4Choice of Law; Forum. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the choice of law provisions thereof. Any proceeding arising out of or relating to this Agreement shall be brought in the courts of the State of Maryland, or, if it has or can acquire jurisdiction, in the United States District Courts located in the State of Maryland, Greenbelt Division. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement between the parties to waive any objections to jurisdiction, venue or convenience of forum.
9.5Binding Effect and Benefits. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors and assigns, but may not be assigned by any party without the prior written consent of the Representative in the case of a purported assignment by the Buyer, or by the Buyer in the case of a purported assignment by any Shareholder.

9.6Integration; Schedules. This writing, the annexes, exhibits and schedules attached to this Agreement and the Disclosure Schedule embody the entire agreement and understanding among the parties with respect to this transaction and supersede all prior discussions, understandings and agreements concerning the matters covered hereby, except as set forth in Section 5.6(b). Information set forth on the Disclosure Schedule shall be deemed to qualify each section of this Agreement to which such information is applicable (regardless of whether or not such other section is qualified by reference to the Disclosure Schedule), so long as application to such section is reasonably discernible from the reading of such disclosure. No information set forth on any schedule to the Disclosure Schedule shall be deemed to broaden in any way the scope of any of the Shareholder’s or the Company’s representations and warranties.
9.7Counterparts. This Agreement may be executed in two or more counterparts, and with counterpart signature pages, each of which shall be an original, but all of which together shall constitute one and the same Agreement, binding on all of the parties hereto notwithstanding that all such parties have not signed the same counterpart. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means (including DocuSign) intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.
9.8Limitation on Scope of Agreement. In the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement; but this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part modified and reformed, either through negotiations of the Buyer and the Representative or by a governmental authority of competent jurisdiction, so that it would be valid, legal and enforceable to the maximum extent possible.
9.9Shareholders’ Representative.
(a)By executing this Agreement or a Shareholder Joinder, consummating the transactions contemplated by this Agreement, or participating in such transactions and receiving the benefits thereof, including the right to receive the consideration payable in connection with such transactions, each Shareholder irrevocably authorizes and designates the Representative as the representative and agent of and on behalf of such Shareholder, and as such Shareholder’s true and lawful attorney-in-fact, with full power and authority in such Shareholder’s name, for all purposes in connection with this Agreement and any agreements ancillary hereto, including: (i) accepting notices on behalf of the Shareholders under this Agreement and any Transaction Document; (ii) providing any consent, certificate, instrument, receipt or approval on behalf of all Shareholders under this Agreement, and making, enforcing or settling any claim under Articles 1, 5, 6, 7 on behalf of the Shareholders; and (iii) taking any and all other actions and doing any and all other things provided in, or contemplated by, this Agreement or any Transaction Document to be performed by the Shareholder (to the extent all of the other Shareholders are also required to perform) arising out of the transactions contemplated hereby or thereby as Representative, in its sole discretion, determines to be necessary, appropriate or desirable.

Notwithstanding the foregoing sentence, Representative may not (x) increase any liability or obligation of a Shareholder under this Agreement or any Transaction Document without the prior written consent of such Shareholder or (y) take any action (including, without limitation, executing and delivering any consent, certificate, instrument, receipt, or approval) in respect of a Shareholder that discriminates against that Shareholder relative to the effect of such action on the other Shareholders unless the affected Shareholder gives his, her, their, or its prior written consent; provided that for the avoidance of doubt, the Representative consenting to all or a portion of an indemnification claim under Article 7, or entering into a settlement agreement with respect thereto, in accordance with the procedures, limitations of liability and Representative authority set forth in this Agreement shall not be deemed to implicate the foregoing clause (y) of the previous sentence or require the prior written approval of such Shareholders pursuant to the previous sentence. The authorization of Representative is coupled with an interest and is in consideration of the mutual covenants in this Agreement and is irrevocable (unless a court of competent jurisdiction determines in a final, non-appealable judgment that Representative has engaged in willful misconduct or gross negligence in connection herewith, in which case that Shareholder may, upon written notice to Buyer and Representative, revoke the appointment) and will not be terminated by operation of law, whether by the death or incapacity of any Shareholder.
(b)Representative shall act as joint agent for all of the Shareholders, shall have the authority to bind each such Shareholder in accordance with this Agreement and any agreements ancillary hereto, and the Buyer may rely on such appointment and authority and on the actions taken, decisions made or instructions given by Representative unless and until Buyer receives written notice of the appointment of a successor chosen by the Shareholders, acting by two-thirds consent (determined based on the Shareholders who received at least two-thirds of the Closing Merger Consideration as allocated in accordance with Annex I), upon thirty (30) days’ prior written notice to the Buyer. The Representative may (i) resign at any time, or (ii) be removed by those Shareholders who received at least two-thirds of the Closing Merger Consideration as allocated in accordance with Annex I, in each case upon thirty (30) days’ prior written notice, whereupon the Shareholders who received at least two-thirds of the Closing Merger Consideration as allocated in accordance with Annex I shall appoint and designate a new Representative. Further, the Representative shall be automatically removed (the “Automatic Removal”) upon a final non-appealable determination by a court of competent jurisdiction or upon entry into a final binding settlement that the Representative has committed gross negligence, willful misconduct or fraud in any action taken hereunder or under its engagement letter. Notwithstanding the first sentence of this Section 9.9(b), in the event of Automatic Removal, the Shareholders who are to receive a majority of the Closing Merger Consideration as allocated in accordance with Annex I shall appoint and designate a new Representative.
(c)The Representative, in its capacity as the representative to the Shareholders and not in its capacity as a Shareholder of the Company, will incur no liability of any kind with respect to any action or omission by the Representative in connection with the Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Representative’s gross negligence or willful misconduct. The Representative shall not be liable for any action or omission pursuant to the advice of counsel. Each Shareholder shall jointly and severally indemnify and hold harmless Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Representative’s execution and performance of this Agreement (as the Representative only) and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Representative, the Representative will reimburse the Shareholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Representative by the Shareholders, any such Representative Losses may be recovered by the Representative from (i) any Earnout at such time as any amounts thereof would otherwise be distributable to the Shareholders; (ii) the Escrow Amount; and (iii) the Contingency Escrow, but only after and to the extent that any remaining amount otherwise becomes distributable to the Shareholders; provided, that while this section allows the Representative to be paid from the aforementioned sources of funds, this does not relieve the Shareholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Representative from seeking any remedies available to it at law or otherwise. In no event will the Representative be required to advance its own funds on behalf of the Shareholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Shareholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Representative under this Section 9.9(c). The foregoing indemnities will survive the Closing, the resignation or removal of the Representative or the termination of this Agreement.
(d)Each Shareholder has authorized the Representative to direct the Escrow Agent to distribute from time to time amounts from the Escrow Account any amounts owed to the Buyer once the definitive Closing Merger Consideration Certificate has been determined under Section 1.6 and all Disputed Items have been determined and settled under Section 1.6. The Representative has delivered to the Buyer a spreadsheet containing all applicable wire information for each Shareholder (or a postal address for those Shareholders who do not want to provide wire information). Each Shareholder shall deliver to the Company (or Buyer) such information as it may reasonably require in connection with the preparation of such spreadsheet. Each Shareholder has acknowledged that Buyer is entitled to rely upon such spreadsheet and the Representative is authorized to direct the Escrow Agent to complete any wire transfers in accordance therewith upon the Escrow Release Date. Each Shareholder shall deliver to the Company and the Representative any post-Closing updates that may be required to ensure that the information previously delivered remains true and correct, and upon receipt of such information, the Company will update the spreadsheet and deliver it to the Representative (which shall be entitled to rely upon it as so updated).
(e)The Escrow Agent shall be entitled to a reasonable fee for performance of its duties hereunder, which fee shall be paid by Buyer and Shareholders equally.
9.10Headings. The headings of Articles and Sections herein are inserted for convenience of reference only and shall be ignored in the construction or interpretation hereof.

9.11Expenses. All legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, except as otherwise expressly provided herein.
9.12No Third-Party Beneficiaries. Except as otherwise expressly set forth in this Agreement, nothing in this Agreement will be construed as giving any third party any right, remedy or claim under or in respect of this Agreement or any provision hereof.
9.13Further Assurances. Following the Closing, the parties shall execute and deliver to each other such documents and take such other actions as may reasonably be requested in order to consummate more effectively the transactions contemplated hereby.
9.14“Knowledge” Defined. As used herein, “to the knowledge of the Company,” “to the Company’s knowledge” or any other similar phrase shall mean the actual knowledge of Norman Understein, P. Richard Zitelman (solely with respect to Section 3.14), Gary DeLapp, Jesse Loomis, Tuyen Ma or Jodi Jacobs after reasonable inquiry.
9.15Publicity. Pending the Closing, no party shall issue a press release or make any other public announcement concerning the transactions contemplated by this Agreement without the prior written consent of the Representative and the Buyer, except to the extent required by law, in which case the other parties hereto shall have the opportunity to review and comment prior to disclosure.
9.16Entire Agreement. This Agreement, together with the exhibits and schedules to this Agreement, embodies the entire agreement and understanding among Buyer, the Company, the Representative, and the Merger Sub with respect to the subject matter hereof, and supersedes all prior agreements and understandings between the parties relating to the subject matter hereof and thereof (including, without limitation, that certain Letter of Intent dated September 29, 2021). If there is a conflict between the terms, conditions, representations, warranties and covenants contained in this Agreement and any other document, then the provisions in this Agreement shall control.
9.17No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or documents contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other agreements or documents contemplated herein.

ARTICLE 10
DEFINITIONS
The following terms, as used in this Agreement, have the meanings given to them in the section or place indicated below:

Term:	Section or Place Where Defined:

Acquisition Proposal	Section 5.3(a)
Article 3 Indemnity Cap	Section 1.2(a)
Article 3 Losses	Section 7.2(b)
Affiliate	Section 3.23
Agreement	Preamble
Applicable Anti-Corruption Laws	Section 3.25(a)
Associated Person	Section 3.25(b)
Audit	Section 1.2(a)
Authorizations	Section 3.16
Automatic Removal	Section 9.9(b)
Balance Sheet	Section 3.7(a)
Balance Sheet Date	Section 3.7(a)
Benefit Plans	Section 3.19(a)
Breaching Seller	Section 7.2(a)
Buyer	Preamble
CARES Act	Section 3.7(e)
Certificate	Section 1.8(g)(i)
Certificate of Merger	Section 1.8(a)
Closing	Section 1.3
Closing Cash	Section 1.2(a)
Closing Date	Section 1.3
Closing Indebtedness	Section 1.2(a)
Closing Merger Consideration	Section 1.2(a)
Closing Merger Consideration Certificate	Section 1.6(a)
Closing Per Share Merger Consideration	Section 1.2(a)
Closing Working Capital	Section 1.2(a)
Code	Section 3.9(b)(i)
Company	Preamble
Company Charter Documents	Section 3.1
Company Contacts	Section 5.8(a)(iii)
Company Expenses	Section 1.2(a)
Company Intellectual Property	Section 3.12(a)
Company Material Adverse Effect	Section 3.8
Contingency Escrow	Section 1.2(a)
COVID-19 Pandemic	Section 3.7(e)
Cut-Off Date	Section 7.1
Disallowed Tax Benefit	Section 7.2(g)
Disclosure Schedule	Article 2 Preamble

Disputed Earnout	Section 1.7(g)(ii)
Disputed Earnout Notice	Section 1.7(g)(i)
Disputed Items	Section 1.6(c)
Disputed Items Notice	Section 1.6(b)
Dissenting Shareholder	Section 1.8(f)
Dissenting Shares	Section 1.8(f)
Earnout	Section 1.7(a)
Earnout Interest	Section 1.7(h)
Earnout Period	Section 1.2(a)
Earnout Statement	Section 1.7(c)
Effective Time	Section 1.8(a)
Employment Agreement	Section 6.1(g)
Environment	Section 3.22(a)(i)
Environmental Claim	Section 3.22(a)(ii)
Environmental Laws	Section 3.22(a)(iii)
ERISA	Section 3.19(a)
Escrow Account	Section 1.2(a)
Escrow Agent	Section 1.2(a)
Escrow Agreement	Section 1.2(a)
Escrow Amount	Section 1.2(d)(iii)
Escrow Funds	Section 1.2(a)
Escrow Release Date	Section 1.2(a)
Estimated Closing Merger Consideration	Section 1.2(a)
Estimated Closing Merger Consideration Certificate	Section 1.2(c)
FCA	Section 3.17(b)(v)
Financial Statements	Section 3.7(a)
Fundamental Representations	Section 7.1
Funds Flow Memo	Section 1.2(a)
GAAP	Section 1.2(a)
Hazardous Substances	Section 3.22(a)(iv)
Incentive Plan	Section 1.2(a)
Independent Accountant	Section 1.6(c)
Independent Auditor	Section 1.2(a)
Insurance Policies	Section 3.20
Intellectual Property	Section 3.12(a)
In Licenses	Section 3.12(e)
IP Licenses	Section 3.12(c)
Joint Obligations	Section 7.2(c)
Knowledge	Section 9.14
Legal Requirements	Section 3.17(a)
Liens	Section 1.2(c)

Losses	Section 7.2(a)
Major Customer	Section 3.24
Major Supplier	Section 3.24
Material Contract	Section 3.13
Merger	Section 1.1
Merger Agreement EBITDA	Section 1.2(a)
Merger Sub	Preamble
MGCL	Introduction
Out Licenses	Section 3.12(d)
Permitted Liens	Section 3.10
Person	Section 3.9(b)(vi)
Post-Closing Tax Period	Section 3.9(b)(ii)
PPP Loan	Section 3.7(e)
Pre-Closing Tax Period	Section 3.9(b)(iii)
Pre-Closing Taxes	Section 3.9(b)(iv)
Preferred Consideration	Section 1.8(e)(i)
Pro Rata Share	Section 1.2(a)
Remaining Shareholders	Section 5.11
Representative	Preamble
Representative Losses	Section 9.9(c)
Restrictive Covenant Party	Section 5.8(b)
Review Period	Section 1.7(f)
Sanctions	Section 3.28
SBA Rules and Regulations	Section 3.17
SEC	Section 1.2(a)
Shareholder Escrow Amount	Section 1.2(d)(v)
Shareholder Joinder	Section 5.11
Shareholder Notice	Section 5.4(b)
Shareholders	Introduction
Shares	Introduction
Specific Indemnity Claims	Section 7.2(c)
Straddle Period	Section 3.9(b)(v)
Subsidiaries	Section 3.4
Surviving Corporation	Section 1.1
Target Working Capital	Section 1.2(a)
Tax or Taxes	Section 3.9(b)(vi)
Tax Accountant	Section 5.6(c)(iii)
Tax Benefit	Section 7.2(g)
Tax Matter	Section 5.6(d)
Tax Returns	Section 3.9(b)(vii)
Transaction Documents	Section 3.2(a)

Treasury Regulations	Section 3.9(b)(viii)
TTM	Section 1.2(a)
TTM Period	Section 1.7(a)
Written Consent	Section 5.4

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

    COMPANY:

    BID4ASSETS, INC.

    By:    /s/ Jesse Loomis_______
    Name: Jesse Loomis
    Title:     Chief Executive Officer

    BUYER:

    LIQUIDITY SERVICES, INC.

    By:    /s/ William P. Angrick, III
Name: William P. Angrick, III
    Title:     Chairman and CEO

    REPRESENTATIVE:

    USA B4A SELLERS REP LLC

    By:    /s/ Norman Understein
    Name:     Norman Understein
    Title:     Manager

Signature Page to Merger Agreement

Individuals with respect to the obligations set forth in Section 5.8 and Section 5.9 only:

/s/ P. Richard Zitelman
P. Richard Zitelman

/s/ Jesse Loomis_____________
Jesse Loomis

/s/ Gary DeLapp_______________
Gary DeLapp

    /s/ Norman Understein___________
    Norman Understein
Signature Page to Merger Agreement